UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 13, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED AND STANDARD BANK RCF
AGREEMENT

EXECUTION
AGREEMENT
DATED 03 NOVEMBER 2017
ZAR1,000,000, 000
REVOLVING CREDIT FACILITY
for
ANGLOGOLD ASHANTI LIMITED
with
THE STANDARD BANK OF SOUTH AFRICA LIMITED
(acting through its Corporate and Investment Banking division)
as Arranger
and
THE STANDARD BANK OF SOUTH AFRICA LIMITED
(acting through its Corporate and Investment Banking division)
as Agent

TABLE OF CONTENTS
Clause number and description
Page
1.
3
INTERPRETATION .........................................................................................................................
2.
16
FACILITY ........................................................................................................................................
3.
18
PURPOSE .......................................................................................................................................
4.
18
CONDITIONS PRECEDENT ...........................................................................................................
5.
19
DRAWDOWN .................................................................................................................................
6.
20
REPAYMENT .................................................................................................................................
7.
21
PREPAYMENT AND CANCELLATION .........................................................................................
8.
24
INTEREST PERIODS .....................................................................................................................
9.
25
INTEREST .......................................................................................................................................
10.
26
PAYMENTS .....................................................................................................................................
11.
28
TAXES .............................................................................................................................................
12.
30
MARKET DISRUPTION ..................................................................................................................
13.
31
INCREASED COSTS ......................................................................................................................
14.
32
ILLEGALITY ....................................................................................................................................
15.
32
MITIGATION ....................................................................................................................................
16.
33
REPRESENTATIONS AND WARRANTIES ...................................................................................
17.
36
UNDERTAKINGS ............................................................................................................................
18.
46
EVENTS OF DEFAULT ...................................................................................................................
19.
50
THE AGENT AND THE ARRANGER .............................................................................................
20.
55
FEES ...............................................................................................................................................
21.
57
EXPENSES .....................................................................................................................................
22.
58
STAMP DUTIES .............................................................................................................................
23.
58
INDEMNITIES .................................................................................................................................
24.
59
EVIDENCE AND CALCULATIONS ................................................................................................
25.
59
AMENDMENTS AND WAIVERS ....................................................................................................
26.
61
CHANGES TO THE PARTIES ........................................................................................................
27.
65
DISCLOSURE OF INFORMATION .................................................................................................
28.
66
SET-OFF .........................................................................................................................................
29.
67
PRO RATA SHARING ....................................................................................................................
30.
68
SEVERABILITY ..............................................................................................................................
31.
68
COUNTERPARTS ..........................................................................................................................
32.
68
NOTICES ........................................................................................................................................
33.
70
LANGUAGE ...................................................................................................................................
34.
70
JURISDICTION ..............................................................................................................................
35.
71
WAIVER OF IMMUNITY ................................................................................................................
36.
71
INTEGRATION ..............................................................................................................................
37.
71
GOVERNING LAW ........................................................................................................................
72
74
76
77
78
79
81
83
84
86
87
Schedule 1 .................................................................................................................................................
Schedule 2 .................................................................................................................................................
Schedule 3 .................................................................................................................................................
Schedule 4 .................................................................................................................................................
Schedule 5 .................................................................................................................................................
Schedule 6 .................................................................................................................................................
Schedule 7 .................................................................................................................................................
Schedule 8 .................................................................................................................................................
Schedule 9 .................................................................................................................................................
Schedule 10 ...............................................................................................................................................
Schedule 11 ...............................................................................................................................................

THIS AGREEMENT is dated ________ 2017 and made
BETWEEN:
(1)
ANGLOGOLD ASHANTI LIMITED (incorporated under the laws of the South Africa) with registration number 1944/017354/06 (the Borrower);
(2)
THE STANDARD BANK OF SOUTH AFRICA LIMITED (acting through its Corporate and
Investment Banking division) (incorporated under the laws of the South Africa) with registration number 1962/000738/06, as arranger (in this capacity the Arranger);
(3)
THE FINANCIAL INSTITUTION listed in Schedule 1 (Banks and Commitments) under the heading "Banks" (the Original Bank); and
(4)
THE STANDARD BANK OF SOUTH AFRICA LIMITED (acting through its Corporate and
Investment Banking division) (incorporated under the laws of the South Africa) with registration number 1962/000738/06, as facility agent (in this capacity the Agent).
IT IS AGREED as follows:
1.
INTERPRETATION
1.1
Definitions
In this Agreement:
Acceptable Bank means:
(a)
any of Absa Bank Limited, FirstRand Bank Limited, Nedbank Limited, The Standard Bank
of South Africa Limited, Investec Bank Limited;
(b)
a bank or financial institution which has an international scale rating for its long-term unsecured and non-credit enhanced debt obligations of A- or higher by Fitch Ratings Ltd or
A3 or higher by Moody’s Investor Services Limited, or a comparable rating from an internationally recognised credit rating agency;
(c) any other bank or financial institution approved by the Facility Agent.
Affiliate means a Subsidiary or a Holding Company of a person or any other Subsidiary of that
Holding Company.
Agent's Fee Letter means a letter setting out the amount of the agency fee referred to in Clause 20.2
(Agent's fee), to be concluded as and when required between the Agent and the Borrower.
Arranger Fee Letter means the letter dated on or about the date of this Agreement between the
Agent and the Borrower setting out the amount of the fees referred to in Clause 20.1 (Structuring and Participation fees).
Authorised Signatory means a person who is authorised to sign Requests and other notices on the
Borrower's behalf.

Bank means:
(a) the Original Bank; or
(b)
any bank or financial institution which becomes a Bank under Clause 2.2 (Increase) or
Clause 26 (Changes to the Parties).
Breakage Costs means the amount (if any) by which:
(a)
the interest which a Bank should have received for the period from the date of receipt of all or any part of its participation in a Loan or unpaid sum to the last day of the current Interest
Period in respect of that Loan or unpaid sum, had the principal amount or unpaid sum received been paid on the last day of that Interest Period;
exceeds:
(b)
the amount which that Bank would be able to obtain by placing an amount equal to the principal amount or unpaid sum received by it on deposit with a leading bank in the
Johannesburg Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.
Breakage Gains means the amount (if any) by which:
(a)
the amount which that Bank would be able to obtain by placing an amount equal to the principal amount or unpaid sum received by it on deposit with a leading bank in the
Johannesburg Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;
exceeds:
(b)
the interest which a Bank should have received for the period from the date of receipt of all or any part of its participation in a Loan or unpaid sum to the last day of the current Interest
Period in respect of that Loan or unpaid sum, had the principal amount or unpaid sum received been paid on the last day of that Interest Period.
Business Day means a day (other than a Saturday or a Sunday) on which banks are open for business in Johannesburg.
Business Hours means 08h00 to 17h00.
Code means the United States Internal Revenue Code of 1986, as amended, and any rule or regulation issued thereunder from time to time in effect.
Commitment means:
(a)
in relation to a Bank which is a Bank on the date of this Agreement, the amount in ZAR set opposite its name in Schedule 1 (Banks and Commitments) and the amount of any other
Bank's Commitment acquired by it under Clause 26 (Changes to the Parties) or assumed by it in accordance with Clause 2.2 (Increase); and
(b)
in relation to a Bank which becomes a Bank after the date of this Agreement, the amount of any other Bank's Commitment acquired by it under Clause 26 (Changes to the Parties) or assumed by it in accordance with Clause 2.2 (Increase),
to the extent not cancelled, reduced or transferred under this Agreement.

Commitment Period means the period from the Effective Date up to and including the date falling one month prior to the Final Maturity Date.
Default means an Event of Default or an event which, with the giving of notice, lapse of time, determination of materiality or fulfilment of any other applicable condition (or any combination of the foregoing) as specified in Clause 18 (Events of Default), would constitute an Event of Default.
Defaulting Bank means any Bank:
(a)
which has failed to make its participation in a Loan available or has notified the Agent or has indicated publicly that it will not make its participation in a Loan available by the
Drawdown Date of that Loan in accordance with Clause 5.3 (Advance of Loan);
(b) which has otherwise rescinded or repudiated a Finance Document; or
(c) with respect to which an Insolvency Event has occurred and is continuing, unless, in the case of paragraph (a) above:
(i) payment is made within 5 (five) Business Days of its due date; or
(ii)
the Bank is disputing in good faith whether it is contractually obliged to make the payment in question; or
(iii)
the Bank is prohibited by law from making any payment and/or advancing any Loan to the
Borrower.
Disruption Event means either or both of:
(a)
a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility which disruption is not caused by, and is beyond the control of any of the Parties; or
(b)
the occurrence of any other event which results in a disruption (of a technical or systems-
related nature) to the treasury or payments operations of a Party preventing that, or any other
Party;
(i) from performing its payment obligations under this Agreement; or
(ii) from communicating with other Parties in accordance with the terms of this Agreement, and which (in either case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.
Drawdown Date means the date of the advance of a Loan.
Effective Date means the Business Day on which the Agent has notified the Borrower and the Bank that it has received all, or waived receipt, of the documents set out in Schedule 2 (Conditions
Precedent Documents) in form and substance satisfactory to it, which date shall occur no later than
2 (two) months from the date of this Agreement.

Environment means:
(a) land including any natural or man-made structures;
(b) water including ground and surface water; and
(c)
air, including air within buildings and other natural or man-made structures above or below ground.
Environmental Claim means, in relation to any member of the Group or the Group, as appropriate, any claim by any person as a result of or in connection with any violation of Environmental Law which could give rise to any remedy or penalty (whether interim or final) or liability for that member of the Group or the Group, as appropriate.
Environmental Laws means, in relation to any member of the Group or the Group, as appropriate, all and any applicable and legally binding laws, including common law, statute and subordinate legislation, codes of practice, circulars, guidance notices, judgments and judicial or administrative decisions and other similar provisions issued, entered into or promulgated by any government entity, whether of South Africa or elsewhere, compliance with which is mandatory for that member of the
Group or the Group, as appropriate, with regard to:
(a)
the pollution, protection, investigation, reclamation or restoration of the Environment or natural resources;
(b)
harm to the health of humans, animals or plants including without limitation laws relating to public and workers' health and safety;
(c)
emissions, discharges or releases into, or the presence in, the Environment of hazardous, toxic, harmful or dangerous chemicals or any other pollutants or contaminants, or industrial, radioactive or other dangerous substances or wastes (including vibration, noise and genetically modified organisms); or
(d)
the manufacture, processing, use, treatment, storage, distribution, disposal, transport or handling of the substances or wastes described in (c) above.
Environmental Permits means all or any permits, licences, consents, approvals, certificates, qualifications, specifications, registrations and other authorisations including any conditions which attach to any of the above, and the filing of all notifications, reports and assessments required under
Environmental Laws for the operation of any of the businesses of any member of the Group or the occupation or use of any of their respective properties.
Event of Default means an event specified as such in Clause 18 (Events of Default).
Facility means the revolving credit facility made available to the Borrower under this Agreement.
Facility Office means the office(s) notified by a Bank to the Agent:
(a) on or before the date it becomes a Bank; or
(b) by not less than 5 (five) Business Days' notice,
as the office(s) through which it will perform all or any of its obligations under this Agreement (or, as the case may be, that Bank's relevant Affiliate acting in accordance with Clause 2.5 (Affiliate
Facility Offices)).

FATCA means:
(a)
sections 1471 to 1474 of the Code or any associated regulations or other official guidance;
(b)
any treaty, law or regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States of America (U.S.) and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation or other official guidance referred to in paragraph (a) above; or
(c)
any agreement pursuant to the implementation of any treaty, law, regulation or other official guidance referred to in paragraphs (a) or (b) above with the U.S. Internal Revenue Service, the U.S.
government or any governmental or taxation authority in any other jurisdiction.
FATCA Application Date means:
(a)
in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code
(which relates to payments of interest and certain other payments from sources within the
U.S.), 1 January 2014;
(b)
in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code
(which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the U.S.), 1 January 2015; and
(c)
in relation to a "passthru payment" described in section 1471(d)(7) not falling within paragraphs (a) or (b) above, 1 January 2017,
or, in each case, such other date from which such payment may become subject to FATCA
Withholding.
FATCA Exempt Party means a party that is entitled to receive payments free from any FATCA
Withholding.
FATCA Withholding means a deduction or withholding required by FATCA, including a deduction or withholding arising as a result of any party's failure to comply with Clause 11.3(a) (U.S. Tax
Forms).
Fee Letters means the Agent's Fee Letter and the Arranger Fee Letter.
Final Maturity Date means, subject to Clause 5.4 (Extension of the Final Maturity Date), the 3rd
(third) anniversary of the Effective Date or, if that is not a Business Day, the immediately preceding
Business Day.
Finance Document means this Agreement, a Fee Letter, each Request, a Transfer Certificate, an
Increase Confirmation, an Extension Request or any other document designated as such by the Agent and the Borrower.
Finance Party means the Arranger, a Bank or the Agent.
Financial Indebtedness means any indebtedness in respect of:
(a) moneys borrowed and debit balances at banks;
(b) any debenture, bond, note, loan stock or other security;
(c) any acceptance credit;

(d) receivables sold or discounted (otherwise than on a non-recourse basis);
(e)
the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;
(f)
any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;
(g)
for the purposes of Clause 18.5 (Cross-default) any currency or commodity swap or interest swap, cap or collar arrangements or any other derivative instrument;
(h)
any amount raised under any other transaction having the commercial effect of a borrowing or raising of money; or
(i)
any guarantee, indemnity or similar assurance against financial loss of any person, provided that any counter indemnity given in support of a letter of credit issued to environmental authorities in respect of potential environmental liabilities shall not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit.
Geita Mine means the mine located in Tanzania, held through an unincorporated joint venture between Samax Resources Limited and Geita Gold Mining Limited.
Geita Remediation means any development in relation to the Geita Mine which arises in connection with the implementation of the Tanzanian Legislation including, without limitation, any negotiation between any member of the Group and the Government of Tanzania relating to the Tanzanian
Legislation, any arbitration or other proceedings relating to the Tanzanian Legislation and any reduction or cessation of business of the Geita Mine.
Group means the Borrower and its Subsidiaries.
Holding Company means, in relation to a person, an entity of which that person is a Subsidiary.
IAS means the International Financial Reporting Standards adopted by the International Accounting
Standards Board, as may be amended from time to time (except as provided in Clause 17.18
(Financial Covenant)).
Iduapriem Mine means the mine located in the Western Region of Ghana, owned by AngloGold
Ashanti (Iduapriem) Limited at the date of this Agreement.
Impaired Agent means the Agent at any time when:
(a)
it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;
(b) the Agent otherwise rescinds or repudiates a Finance Document;
(c)
(if the Agent is also a Bank) it is a Defaulting Bank under paragraph (a) or (b) of the definition of "Defaulting Bank"; or
(d) an Insolvency Event has occurred and is continuing with respect to the Agent, unless, in the case of paragraph (a) above:
(i) payment is made within 5 (five) Business Days of its due date; or

(ii)
the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.
Increase Confirmation means a confirmation substantially in the form set out in Schedule 9 (Form of Increase Confirmation).
Insolvency Event in relation to a Finance Party means that the Finance Party:
(a) is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)
becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
(c)
makes a general assignment, arrangement or composition with or for the benefit of its creditors;
(d)
institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;
(e)
has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors'
rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:
(i)
results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or
(ii)
is not dismissed, discharged, stayed or restrained in each case within 30 (thirty) days of the institution or presentation thereof;
(f)
has a resolution passed for its winding-up, it being placed under curatorship or in liquidation(other than pursuant to a consolidation, amalgamation or merger);
(g)
seeks or becomes subject to the appointment of a curator, provisional liquidator or other similar official for it or for all or substantially all its assets;
(h)
has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 (thirty) days thereafter;
(i)
causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h)
above; or
(j)
takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.
Interest Period means each period determined in accordance with Clause 8 (Interest Periods).

JIBAR means, in relation to any Loan:
(a) the applicable Screen Rate; or
(b)
if no Screen Rate is available for the Interest Period of that Loan, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent, at its request, quoted by the Reference Banks to leading banks in the Johannesburg Interbank Market, as of the specified time on the Rate Fixing Day for the offering of deposits in ZAR for a period comparable to the Interest Period of the relevant Loan.
Johannesburg Interbank Market means the South African interbank market.
Loan means the principal amount of each borrowing by the Borrower under this Agreement or the principal amount outstanding of that borrowing.
Majority Banks means, subject to Clause 25.4 (Disenfranchisement of Defaulting Banks) at any
time, Banks:
(a)
whose participations in the Loans then outstanding aggregate 66 2/3% (sixty six and two thirds per cent.) or more of all the Loans then outstanding;
(b)
if there are no Loans then outstanding, whose Commitments then aggregate 66 2/3% (sixty six and two thirds per cent.) or more of the Total Commitments; or
(c)
if there are no Loans then outstanding and the Total Commitments have been reduced to nil, whose Commitments aggregated 66 2/3% (sixty six and two thirds per cent.) or more of the
Total Commitments immediately before the reduction.
Mandatory Costs means the costs imputed to each Bank at the rate determined in accordance with
Schedule 3 (Calculation of Mandatory Costs).
Margin means the rate of 1.3% (one point three per cent.) nominal annual compounded quarterly.
Material Subsidiary means any Subsidiary of the Borrower:
(a) (i)
the book value of whose assets (consolidated if it itself has Subsidiaries) equals or exceeds 7.5% (seven point five per cent.) of the book value of the consolidated total assets of the Group; or
(ii)
whose revenues (consolidated if it itself has Subsidiaries) equal or exceed 7.5%
(seven point five per cent.) of the revenues of the Group taken as a whole; or
(iii)
whose trading profits (consolidated if it itself has Subsidiaries) before interest and tax equal or exceed 7.5% (seven point five per cent.) of the trading profits before interest and tax of the Group as a whole,
as determined by reference to the most recent accounts of the Subsidiary and the most recent audited annual consolidated accounts or unaudited quarterly consolidated accounts of the
Group;
(b)
any Subsidiary of the Borrower which becomes a member of the Group after the date of the latest audited annual consolidated accounts or unaudited quarterly consolidated accounts of the Group at the time of determination and which would fulfil any of the tests in (a)(i), (ii) or
(iii) above if tested on the basis of its latest accounts (audited if prepared) (consolidated if it itself has Subsidiaries) and those latest audited accounts of the Group; or

(c)
prior to the delivery of each set of accounts pursuant to Clause 17.2 (Financial Information), any Subsidiary of the Borrower to which has been transferred (whether by one transaction or a series of transactions, related or not) the whole or substantially the whole of the assets of a
Subsidiary which immediately prior to such transaction or any of such transactions was a
Material Subsidiary.
Maturity Date means, in relation to a Loan, the last day of its Interest Period.
Moody's means Moody's Investor Services Limited and any successor or successors thereto.
Obuasi Mine means the mine located in Obuasi, in the Ashanti Region of Ghana, owned by
AngloGold Ashanti (Ghana) Limited at the date of this Agreement.
Obuasi Remediation means a substantial reduction in the business and operation of the Obuasi
Mine, including retrenching employees.
Original Group Accounts means the audited consolidated accounts of the Group for the year ended
31 December 2016.
Party means a party to this Agreement.
Permitted Reorganisation means:
(a) any Specified Corporate Restructuring; or
(b)
the amalgamation, demerger, merger, or corporate reconstruction or reorganisation on a solvent basis would not, as determined by the Majority Banks (acting reasonably), have a material adverse impact on the ability of the Borrower to perform its obligations under this
Agreement; or
(c)
any amalgamation, demerger, merger, or corporate reconstruction or reorganisation on a solvent basis involving any Subsidiary or Subsidiaries of the Borrower where all of the business, assets and shares of (or other interest in) those Subsidiaries remain within the
Group and continue to be owned directly or indirectly by the Borrower or, in the case of shares, cease to exist by virtue of a merger constituting or forming part of such reorganisation and where the liabilities of the surviving entity are not materially worse than the liabilities of the Subsidiary involved prior to the relevant reorganisation, and, in each case, the surviving entity is not incorporated in a jurisdiction different from the jurisdiction of incorporation of the Subsidiaries which have amalgamated, demerged, merged or been the subject of the reorganisation or corporate reconstruction.
Project Finance Indebtedness means:
(a)
any indebtedness incurred in relation to any asset for the purposes of financing the whole or any part of the acquisition, creation, construction, improvement or development of such asset where the financial institution(s) to whom such indebtedness is owed has or have recourse to the applicable project borrower (where such project borrower is formed solely or principally for the purpose of the relevant project) and/or to such asset (or any derivative asset thereof) but does not or do not have recourse to any other assets of the applicable project borrower or, as the case may be, any other member of the Group or any assets owned by any member of the Group other than the relevant asset of the project borrower;
(b) any indebtedness which would fall within paragraph (a) above but for the fact that:
(i) part of that indebtedness is guaranteed by another member of the Group; or

(ii)
another member of the Group has agreed to make equity contributions and/or subordinated loans to repay part of that indebtedness,
but only to the extent that the indebtedness is not so guaranteed or to be repaid; and
(c)
any other indebtedness which the Agent (acting on the instructions of the Majority Banks)
has agreed with the Borrower should properly be regarded as Project Finance Indebtedness.
Rate Fixing Day means, in relation to any Interest Period, the first day of such Interest Period for a
Loan.
Reference Banks means, subject to Clause 26.9 (Reference Banks), the principal Johannesburg offices of Absa Bank Limited, Investec Bank Limited, FirstRand Bank Limited, Nedbank Limited
and The Standard Bank of South Africa Limited.
Repeating Representations means the representations and warranties set out in Clauses 16.2
(Status), 16.3 (Powers and authority), 16.4 (Legal Validity), 16.5 (Authorisations), 16.6 (Pari passu ranking) 16.9(b) (Immunity), 16.10 (Jurisdiction/governing law), 16.11 (Non-conflict), 16.12 (No default), 16.13 (Litigation), 16.14 (Accounts) (other than paragraph (b)), 16.15 (Environmental issues), 16.16(b) (Environmental policy) and 16.17 (Economic Sanctions and Anti Money
Laundering).
Request means a request made by the Borrower for a Loan, substantially in the form of Schedule 4
(Form of Request) and delivered to the Agent.
Reservations means the general principles of law in relation to matters of law only as at the date of this Agreement limiting the Borrower's obligations which are specifically referred to in any legal opinion delivered under paragraph 13 of Schedule 2 (Conditions Precedent Documents).
Restricted Party means a person that is:
(a)
listed on, or owned or controlled by a person listed on, or, to the knowledge of the Borrower, acting on behalf of a person listed on, any Sanctions List; or
(b)
located, organised or resident in a country or territory which is the subject of Sanctions
(which countries and territories as of the date of this Agreement are Crimea, Cuba, Iran,
Libya, Myanmar, North Korea, North Sudan and Syria).
Rollover Loan means one or more Loans made or to be made:
(a) on the same date that a maturing Loan is due to be repaid;
(b) the aggregate amount of which is equal to or less than the amount of the maturing Loan;
(c) in the same currency as the maturing Loan; and
(d) for the purpose of refinancing a maturing Loan.
S&P means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.
and any successor or successors thereto.
Sanctions means the sanctions administered or enforced by:
(a) the United States government;
(b) the United Nations;

(c)
the European Union or its Member States, including, without limitation, the United
Kingdom; or
(d)
the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury
(OFAC), the United States Department of State, and Her Majesty's Treasury (HMT),
(together the Sanctions Authorities).
Sanctions List means the "Specially Designated Nationals and Blocked Persons" list maintained by
OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT, or any similar public list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.
Screen Rate means the mid market rate for deposits in ZAR for the relevant period which appears on the Reuters Screen SAFEY Page alongside the caption “YLD” at the applicable time. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Banks.
Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.
Separate Loan has the meaning given to that term in Clause 6 (Repayment).
South Africa means the Republic of South Africa.
Specified Corporate Restructuring means any of the proposed corporate restructurings described below:
(a)
the redemption of all issued and fully paid A and B redeemable preference shares issued by the Borrower and held by Eastvaal Gold Holdings Limited (Eastvaal) together with the cancellation of the agreement dated on or about 4 September 1995 between Eastvaal,
Southvaal Holdings Limited and Vaal Reefs Exploration and Mining Company Limited
relating to “profit sharing” or royalty arrangements in respect of the Moab Mining Right
Area and the subsequent liquidation or deregistration of Eastvaal;
(b)
the transfer of the Groups’ shares and/or claims in the Iduapriem Mine to any other member of the Group (other than AngloGold Ashanti (Ghana) Limited);
(c)
the transfer of the Groups’ shares and/or claims in the Tropicana and Sunrise Dam Mine to any other member of the Group (other than AngloGold Finance Australia Holdings Limited and AngloGold Finance Australia Limited);
(d)
the transfer of the Groups’ shares and/or claims in the Siguiri Mine to any other member of the Group (other than AngloGold Ashanti Guinea Holdings Limited); and
(e)
the transfer of the Group’s shares and/or claims in the USA subgroup to any other member of the Group (other than Anglo Gold Ashanti Limited).
Subsidiary means any company or corporation:
(a) which is controlled, directly or indirectly, by another company or corporation; or
(b)
of which another company has the right to appoint or elect, or control the appointment or election of, directors of that company who control a majority of the votes at a meeting of the board;

(c)
more than half the issued share capital of which is beneficially owned, directly or indirectly, by another company or corporation; or
(d) which is a subsidiary of another subsidiary of another company or corporation, and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation has the right to control the composition of a majority of its board of directors or equivalent body.
Tanzanian Legislation means each of the:
(a) Mandatory Mining (Minimum Shareholding & Public Offering) Regulation;
(b)
Natural Wealth and Resources Contracts (Review and Re-Negotiation of Unconscionable
Terms) Act 2017;
(c) Natural Wealth and Resources Contracts (Permanent Sovereignty) Act 2017; and
(d) Written Laws (Misc. Amendments) Act 2017,
or any future law or regulation introduced by the Government of Tanzania in relation thereto.
Total Commitments means the aggregate for the time being of the Commitments, being
ZAR1,000,000,000 (one billion Rand) at the date of this Agreement.
Transfer Certificate means a certificate substantially in the form set out in Schedule 5 (Form of
Transfer Certificate) or any other form agreed between the Agent and the Borrower.
U.S. Dollars or U.S.$ means the lawful currency for the time being of the United States of America.
VAT means value-added tax as provided for in the Value Added Tax Act, 1991 (Act No. 89 of
1991) and any general service tax of a similar nature.
ZAR or "Rand" means South African Rand, the lawful currency of South Africa.
1.2
Construction
(a) In this Agreement, unless the contrary intention appears, a reference to:
(i)
an amendment includes a supplement, novation or re-enactment and amended is to be construed accordingly;
(ii)
assets includes present and future properties, revenues and rights of every description;
(iii)
authority includes any court or any governmental, intergovernmental or supranational body, agency, department or any regulatory, self-regulatory or other authority;
(iv)
an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration or notarisation;
(v)
control means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

(vi)
know your customer requirements means the identification checks that a Finance
Party requests in order to meet its obligations under any applicable law or regulation
(whether in terms of the Financial Intelligence Centre Act, 2001 or otherwise) to identify a person who is (or is to become) its customer;
(vii)
a material adverse effect means:
(A)
a material adverse effect on the business or financial condition of the Borrower or the Group as a whole; or
(B)
a material adverse effect on the ability of the Borrower to perform its payment obligations under any of the Finance Documents or its obligations under
Clause 17.18 (Financial covenant);
(viii)
a month is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(A)
if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that calendar month; or
(B)
if an Interest Period commences on the last Business Day of a calendar month, that
Interest Period shall end on the last Business Day in the calendar month in which it is to end;
(ix)
indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(x)
a person includes any person, company, partnership, association, government, state, agency or other entity;
(xi)
a regulation includes any regulation, rule, official directive, request or guideline
(whether or not having the force of law but if not, being of a type with which banks are accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;
(xii)
tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);
(xiii) a provision of law is a reference to that provision as amended or re-enacted;
(xiv)
a Clause, Subclause or a Schedule is a reference to a clause or subclause of or a schedule to this Agreement;
(xv) a person includes its successors and assigns;
(xvi)
a Finance Document or another document is a reference to that Finance Document or other document as amended; and
(xvii) a time of day is a reference to Johannesburg time.
(b)
A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been remedied or waived.

(c)
Unless the contrary intention appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance
Document or notice as in this Agreement.
(d)
The index to and the headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.
(e)
References to Banks, Finance Parties, the amount of each Bank's participation in a Loan and other relevant expressions in the Finance Documents shall be read in the light of Clause 2.5
(Affiliate Facility Offices).
(f)
(i)
Unless expressly provided to the contrary in a Finance Document, no provision of any Finance Document constitutes a stipulation for the benefit of any person who is not a party to that Finance Document.
(ii)
Notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.
2.
FACILITY
2.1
Facility
(a)
Subject to the terms of this Agreement, the Banks agree to make Loans to the Borrower on a revolving basis during the Commitment Period up to an aggregate principal amount not exceeding the Total Commitments.
(b)
The aggregate amount of all outstanding Loans shall not at any time exceed the Total
Commitments.
(c)
The aggregate amount of a Bank's participation in the Loans shall not at any time exceed its
Commitment at that time.
2.2
Increase
(a)
The Borrower may by giving prior notice to the Agent by no later than the date falling
20 (twenty) Business Days after the effective date of a cancellation of:
(i)
the undrawn Commitments of a Defaulting Bank in accordance with Clause 7.7
(Right of cancellation in relation to Defaulting Bank); or
(ii)
the Commitments of a Bank in accordance with Clause 7.1 (Change of Control),
Clause 7.5 (Additional right of replacement or prepayment and cancellation) or
Clause 14 (Illegality),
request that the Total Commitments be increased (and the Total Commitments shall be so increased) in an aggregate amount up to the amount of the undrawn Commitments or
Commitments so cancelled as follows:
(iii)
the increased Commitments will be assumed by one or more Banks or other banks or financial institutions (each an Increase Bank) selected by the Borrower (each of which shall not be a member of the Group) and each of which confirms in writing its willingness to assume and does assume all the obligations of a Bank corresponding to that part of the increased Commitments which it is to assume, as if it had been the
Original Bank;
(iv)
the Borrower and any Increase Bank shall assume obligations towards one another and/or acquire rights against one another as the Borrower and the Increase Bank would have assumed and/or acquired had the Increase Bank been the Original Bank;
(v)
each Increase Bank shall become a Party as a Bank and any Increase Bank and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Bank and those Finance Parties would have assumed and/or acquired had the Increase Bank been the Original Bank;
(vi) the Commitments of the other Banks shall continue in full force and effect; and
(vii)
any increase in the Total Commitments shall take effect on the date specified by the
Borrower in the notice referred to above or any later date on which the conditions set out in paragraph (b) below are satisfied.
(b) An increase in the Total Commitments will only be effective on:
(i)
the execution by the Agent of an Increase Confirmation from the relevant Increase
Bank; and
(ii)
in relation to an Increase Bank which is not a Bank immediately prior to the relevant increase, the performance by the Agent of all necessary know your customer requirements or other similar checks in relation to the assumption of the increased
Commitments by that Increase Bank, the completion of which the Agent shall promptly notify to the Borrower and the Increase Bank.
(c)
Each Increase Bank, by executing the Increase Confirmation, confirms that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Bank or Banks in accordance with this Agreement on or prior to the date on which the increase becomes effective.
(d)
Save where the Increase Bank is the Original Bank, the Increase Bank shall, on the date upon which it assumes the increased Commitment, pay to the Agent (for its own account)
the same fee of ZAR30,000 (thirty thousand Rand) as would be payable if it were a New
Bank under Clause 26 (Changes to Parties).
(e)
Clause 26 (Changes to Parties) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Bank as if references in that Clause to:
(i)
an Existing Bank were references to all the Banks immediately prior to the relevant increase;
(ii)
the New Bank were references to that Increase Bank; and
(iii)
a re-transfer were references to a transfer.
(f)
An Increase Confirmation may, in addition to a bank or financial institution which is the
Increase Bank thereunder, designate an Affiliate of the Increase Bank for the purposes referred to in Clause 2.5 (Affiliate Facility Offices) and shall be effective to do so if that
Affiliate also executes the Increase Confirmation (and relevant references in the Finance
Documents shall be read accordingly).

2.3
Nature of a Finance Party's rights and obligations
(a)
The obligations of a Finance Party under the Finance Documents are separate and independent. Failure of a Finance Party to carry out those obligations does not relieve any other Party of its obligations under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.
(b)
The rights of a Finance Party under the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party shall be a separate and independent debt. A Finance Party may, except as otherwise stated in the
Finance Documents, separately enforce those rights.
2.4
Nature of the Borrower's obligations
The Borrower shall at all times be liable for its obligations under the Finance Documents.
Provisions applying to the obligations of the Borrower under the Finance Documents, to the extent applicable, are set out in Schedule 7 (Borrower's Obligations).
2.5
Affiliate Facility Offices
(a)
The Affiliate (if any) of a Bank appearing under the name of that Bank in Schedule 1 (Banks and Commitments) or, as the case may be, referred to in a Transfer Certificate or Increase
Confirmation, shall act as that Bank's Facility Office for the purpose of participating in
Loans to the Borrower.
(b)
The Affiliate of a Bank referred to in paragraph (a) shall not have any Commitment, but shall be entitled to all rights and benefits under the Finance Documents relating to its participation in Loans to the Borrower, and shall have the corresponding duties of a Bank in relation thereto, and is a Party to this Agreement for those purposes.
(c)
A Bank which has an Affiliate appearing under its name in Schedule 1 (Banks and
Commitments), or, as the case may be, in a Transfer Certificate or Increase Confirmation,
will:
(i)
so long as the relevant Affiliate is able to do so, procure, subject to the terms of this
Agreement, that the Affiliate participates in Loans to the Borrower in place of that
Bank; and
(ii)
remain liable for the relevant obligations under the Finance Documents in the event that the Affiliate fails to perform them.
3.
PURPOSE
The Borrower shall apply each Loan towards funding its working capital and other general corporate purposes. Without affecting the obligations of the Borrower in any way, no Finance Party is bound to monitor or verify the application of any Loan.
4.
CONDITIONS PRECEDENT
4.1
Documentary conditions precedent
The Borrower may not deliver the first Request until the Agent has notified the Borrower and the
Banks that it has received all of the documents set out in Schedule 2 (Conditions Precedent
Documents) in form and substance satisfactory to the Agent (acting reasonably and which it will do promptly upon such receipt).

4.2
Further conditions precedent
The obligation of each Bank to participate in any Loan under Clause 5.3 (Advance of Loan) is subject to the further conditions precedent that on both the date of the Request and the Drawdown
Date:
(a) the Repeating Representations are correct in all material respects; and
(b)
in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the making of that Loan; and
(c)
the making of the relevant Loan would not cause Clause 2.1 (Facility) to be contravened.
5.
DRAWDOWN
5.1
Availability Period
The Borrower may borrow Loans during the Commitment Period if the Agent receives a duly completed Request which complies with the provisions of Clause 5.2 (Completion of Requests)
below. Each Request is irrevocable.
5.2
Completion of Requests
A Request will not be regarded as having been duly completed unless:
(a) the Drawdown Date is a Business Day falling during the Commitment Period;
(b) the amount of the Loan is:
(i)
a minimum of ZAR100,000,000 (one hundred million Rand) and an integral multiple of ZAR50,000,000 (fifty million Rand); or
(ii) the balance of the undrawn Total Commitments; or
(iii) such other amount as the Agent may agree;
(c)
the Interest Period selected complies with Clause 8 (Interest Periods);
(d)
the payment instructions comply with Clause 10 (Payments); and
(e) it is signed and dated by an Authorised Signatory.
Each Request must specify 1 (one) Loan only, but the Borrower may, subject to the other terms of this Agreement, deliver only 1 (one) Request per Business Day. Unless otherwise agreed by the
Agent, no more than 14 (fourteen) Loans may be outstanding at any time. Any Separate Loan shall not be taken into account in this Clause 5.2. Where the Borrower wishes to draw down a Loan up to an amount of ZAR500,000,000 (five hundred million Rand), then it shall deliver a duly completed
Request to the Agent by no later than 11h00 3 (three) Business Days before the proposed Drawdown
Date. If, however, the Borrower wishes to draw down a Loan in excess of ZAR500,000,000 (five hundred million Rand), then it shall deliver a duly completed Request to the Agent by no later than
11h00 5 (five) Business Days before the proposed Drawdown Date.

5.3
Advance of Loan
(a)
The Agent shall promptly notify each Bank of the details of the requested Loan and the amount of its participation in the Loan.
(b)
Subject to the terms of this Agreement, each Bank shall make its participation in the Loan available to the Agent for the Borrower on the relevant Drawdown Date.
(c)
The amount of each Bank's participation in the Loan will be the proportion of the Loan which its Commitment bears to the Total Commitments on the proposed Drawdown Date.
5.4
Extension of the Final Maturity Date
(a)
The Borrower may request that the Final Maturity Date be extended, by submitting a written notice (an Extension Request) substantially in the form of Schedule 5 (Form of Extension
Request) to the Agent no earlier than the date falling 120 (one hundred and twenty) days prior to the first and/or second anniversary but no later than the date falling 90 (ninety) days prior to the first and/or second anniversary, as applicable, of the Effective Date (each an
Anniversary Date) requesting that the Final Maturity Date be extended by one year in each instance.
(b)
If the Borrower does not submit an Extension Request within 90 (ninety) days prior to the first Anniversary Date or the Majority Lenders decline an Extension Request received in respect of the first Anniversary Date, the Borrower may request that the Final Maturity Date be extended by two years from the second Anniversary Date in the Extension Request submitted to the Agent no earlier than the date falling 120 (one hundred and twenty) days prior to the second Anniversary Date but no later than the date falling 90 (ninety) days prior to the second Anniversary Date.
(c)
For the avoidance of doubt, the Borrower may only submit an aggregate of two Extension
Requests during the Commitment Period and only one Extension Request may be submitted in respect of each Anniversary Date.
(d)
The Agent, acting on the instructions of the Majority Banks, may, not later than the date falling 45 (forty-five) days prior to the relevant Anniversary Date, accept or decline to extend the then current Final Maturity Date in writing in accordance with an Extension
Request and, if accepted, the Final Maturity Date for the Loan shall be extended by one year or two years, as applicable, and the definition of “Final Maturity Date” shall be interpreted accordingly.
(e)
The Agent, acting on the instructions of the Majority Banks may decline an Extension
Request received on the first Anniversary Date without prejudice to a Bank’s option to extend the Final Maturity Date on the second Anniversary Date, subject to receiving a written request to do so from the Borrower.
6.
REPAYMENT
(a)
Subject to paragraph (e) below, the Borrower shall repay each Loan in full on its Maturity
Date.
(b) Subject to the terms of this Agreement, amounts so repaid may be re-borrowed.
(c)
Without prejudice to the Borrower's obligation to repay the full amount of each Loan on its
Maturity Date, if one or more Loans are made available to the Borrower:
(i) on the same day that a maturing Loan is due to be repaid by the Borrower; and

(ii) in whole or in part for the purpose of financing the maturing Loan, then:
(A) if the amount of the maturing Loan exceeds the aggregate amount of the new Loan(s):
I.
the Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and
II.
each Bank's share (if any) in the new Loans will be treated as having been made available and applied by the Borrower in or towards repayment of that Bank's share
(if any) in the maturing Loan and that Bank will not be required to make its share in the new Loan(s) available in cash; and
(B)
if the amount of the maturing Loan is equal to or less than the aggregate amount of the new
Loan(s):
I. the Borrower will not be required to make any payment in cash; and
II.
each Bank will be required to make its share in the new Loan(s) available in cash only to the extent that its share (if any) in the new Loan(s) exceeds that Bank's share
(if any) in the maturing Loan and the remainder of that Bank's share in the new
Loan(s) will be treated as having been made available and applied by the Borrower in or towards repayment of that Bank's share in the maturing Loan.
(d) No Loan may be outstanding after the Final Maturity Date.
(e)
At any time when a Bank becomes a Defaulting Bank, the maturity date of each of the participations of that Bank in the Loans then outstanding will be automatically extended to the Final Maturity Date and will be treated as separate Loans (the Separate Loans).
(f)
The Borrower may prepay a Separate Loan by giving 5 (five) Business Days' prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (f) to the Defaulting Bank concerned as soon as practicable on receipt.
(g)
Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by the Borrower to the Defaulting Bank on the last day of each Interest Period of that Loan.
(h)
The terms of this Agreement relating to Loans generally shall continue to apply to Separate
Loans other than to the extent inconsistent with paragraphs (e) to (g) above, in which case those paragraphs shall prevail in respect of any Separate Loan.
7.
PREPAYMENT AND CANCELLATION
7.1
Change of control
(a)
If any person, or group of persons acting in concert, becomes, directly or indirectly, the beneficial owner of more than 50% (fifty per cent.) of the issued share capital of the Borrower:
(i) the Borrower shall promptly notify the Agent upon becoming aware of that event;
(ii) a Bank shall not be obliged to fund a Loan (except for a Rollover Loan); and

(iii)
if a Bank so requires and notifies the Agent within 30 (thirty) days of the Borrower notifying the Agent of the event, the Agent shall, by not less than 10 (ten) Business
Days' notice to the Borrower (and only by longer than 10 (ten) Business Days' notice if the relevant Bank agrees), cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Bank will be cancelled and all such outstanding amounts will become immediately due and payable.
(b)
For the purpose of paragraph (a) above, acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-
operate, through the acquisition directly or indirectly of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.
7.2
Voluntary prepayment
The Borrower may, by giving not less than 5 (five) Business Days' prior written notice to the Agent, prepay any Loan on any Business Day in whole or in part (but, if in part, in a minimum amount of
ZAR100,000,000 (one hundred million Rand) and an integral multiple of ZAR10,000,000 (ten million Rand)), subject always to the payment or receipt of any applicable Breakage Costs or
Breakage Gains.
7.3
Automatic cancellation
The Commitment of each Bank shall be automatically cancelled at the close of business in
Johannesburg on the last day of the Commitment Period.
7.4
Voluntary cancellation
(a)
The Borrower may, by giving not less than 5 (five) Business Days' prior written notice to the
Agent, cancel the undrawn amount of the Total Commitments in whole or in part (but, if in part, in a minimum amount of ZAR100,000 000 (one hundred million Rand) and an integral multiple of ZAR10,000,000 (ten million Rand)).
(b)
Any cancellation in part shall be applied against the available but undrawn Commitment of each Bank pro rata.
7.5
Breakage Costs and Breakage Gains
Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to the addition of any Breakage Costs or the deduction of Breakage Gains by the
Agent.
7.6
Additional right of replacement or prepayment and cancellation
(a) If:
(i)
the Borrower is required to pay to a Bank any additional amounts under Clause 11
(Taxes); or
(ii)
the Borrower is required to pay to a Bank any amount under Clause 13 (Increased
Costs); or
(iii)
interest on a Bank's participation in a Loan is being calculated in accordance with
Clause 12.3 (Alternative basis),

then, without prejudice to the obligations of the Borrower under those Clauses, the
Borrower may, whilst the relevant circumstances continue:
(A) give a written notice of prepayment and cancellation to that Bank through the Agent; or
(B)
give the Agent written notice of its intention to replace that Bank in accordance with paragraph (c) below.
(b)
On the date falling 5 (five) Business Days after the date on which a notice is given under paragraph (a)(A) above:
(i) the Borrower shall prepay the relevant Bank's participation in all the Loans; and
(ii) the Commitment of the relevant Bank shall be cancelled.
(c)
The Borrower may, in the circumstances set out in paragraph (a) above, on 5 (five) Business
Days' prior notice to the Agent and that Bank, replace that Bank by requiring that Bank to
(and, to the extent permitted by law, that Bank shall) transfer pursuant to Clause 26
(Changes to the Parties) all (and not part only) of its rights and obligations under this
Agreement to a Bank or other bank or financial institution selected by the Borrower and consented to by the Banks (which consent shall not be unreasonably withheld or delayed)
which confirms its willingness to assume and does assume all the obligations of the transferring Bank in accordance with Clause 26 (Changes to the Parties) for a purchase price in cash or other cash payment payable at the time of the transfer equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest (to the extent that the Agent has not given a notification under Clause 26
(Changes to the Parties).
(d)
Pro rata interest settlement, amounts payable under paragraph (a)(iv) of Clause 23.2 (Other indemnities) and other amounts payable in relation thereto under the Finance Documents.
(e)
The replacement of a Bank pursuant to paragraph (c) above shall be subject to the following conditions:
(i) the Borrower shall have no right to replace the Agent;
(ii)
neither the Agent nor any Bank shall have any obligation to find a replacement
Bank;
(iii)
the costs of the replacement of a Bank pursuant to paragraph (c) above shall be borne by the Borrower;
(iv)
in no event shall the Bank replaced under paragraph (c) above be required to pay or surrender any of the fees received by such Bank pursuant to the Finance Documents;
and
(v)
the Bank shall only be obliged to transfer its rights and obligations pursuant to paragraph (c) above once it is satisfied that it has complied with all necessary know your customer requirements in relation to that transfer.
(f)
A Bank shall perform the checks described in paragraph (e)(v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (c) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.

7.7
Right of cancellation in relation to a Defaulting Bank
(a)
If any Bank becomes a Defaulting Bank, the Borrower may, at any time whilst the Bank continues to be a Defaulting Bank, give the Agent 5 (five) Business Days' notice of cancellation of the undrawn Commitment of that Bank.
(b)
On the notice referred to in paragraph (a) above becoming effective, the undrawn
Commitment of the Defaulting Bank shall immediately be reduced to zero.
(c)
The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a)
above, notify all the Banks.
7.8
Miscellaneous provisions
(a)
Any notice of prepayment and/or cancellation under this Agreement is irrevocable. The
Agent shall notify the Banks promptly of receipt of any such notice.
(b)
All prepayments under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to Clause 23.2 (Other indemnities), without premium or penalty.
(c)
No prepayment or cancellation is permitted except in accordance with the express terms of this Agreement.
(d)
No amount of the Total Commitments cancelled under this Agreement may subsequently be reinstated.
(e)
Subject to the terms of this Agreement, any amounts prepaid under Clause 7.2 (Voluntary prepayment) may be re-borrowed within the Commitment Period.
8.
INTEREST PERIODS
8.1
Selection
(a)
Each Loan has 1 (one) Interest Period only. The Borrower shall select an Interest Period for a Loan in the relevant Request.
(b)
Subject to the following provisions of this Clause 8, each Interest Period will be 1 (one),
3 (three) or 6 (six) months or any other period agreed by the Borrower and the Banks.
8.2
Non-Business Days
If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall instead end on the next Business Day in that calendar month (if there is one) or the preceding
Business Day (if there is not).
8.3
Coincidence with the Final Maturity Date
If an Interest Period would otherwise overrun the Final Maturity Date, it shall be shortened so that it ends on the Final Maturity Date.
8.4
Other adjustments
The Agent and the Borrower may enter into such other arrangements as they may agree for the adjustment of Interest Periods and/or the consolidation and/or splitting of loans.

8.5
Notification
The Agent shall notify the Borrower and the Banks of the duration of each Interest Period promptly after ascertaining its duration.
9.
INTEREST
9.1
Interest rate
The rate of interest on each Loan for its Interest Period is the rate per annum determined by the
Agent to be the aggregate of the applicable:
(a) Margin;
(b) JIBAR; and
(c) Mandatory Costs.
9.2
Due dates
Except as otherwise provided in this Agreement, accrued interest on each Loan is payable by the
Borrower on the last day of the Interest Period for that Loan and also, if the Interest Period is longer than 6 (six) months, on the dates falling at 6 (six)-monthly intervals after the first day of that Interest
Period.
9.3
Default interest
(a)
If the Borrower fails to pay any amount payable by it under the Finance Documents, it shall, forthwith on demand by the Agent, pay interest on the overdue amount from the due date up to the date of actual payment, as well after as before judgment, at a rate (the default rate)
determined by the Agent to be 2% (two per cent.) per annum above the higher of:
(i)
the rate on the overdue amount under Clause 9.1 (Interest rate) immediately before the due date (if of principal); and
(ii)
the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for such successive Interest Periods of such duration as the Agent may determine acting reasonably and in consultation with the Borrower, having regard to the likely period for which the amounts will remain overdue (each a Designated Interest Period).
(b)
The default rate will be determined by the Agent on each Business Day or the first day of, or
2 (two) Business Days before the first day of, the relevant Designated Interest Period, as appropriate.
(c)
If the Agent determines that deposits in the currency of the overdue amount are not at the relevant time being made available by the Reference Banks to leading banks in the
Johannesburg Interbank Market, the default rate will be determined by reference to the cost of funds to the Agent from whatever sources it may reasonably select.
(d) Default interest will be compounded at the end of each Designated Interest Period.
9.4
Notification of rates of interest
The Agent shall promptly notify each relevant Party of the determination of a rate of interest under this Agreement.

9.5
Breakage Costs
(a)
The Borrower shall, within 3 (three) Business Days of demand by the Agent, pay to that
Agent the Breakage Costs due to a Bank and attributable to all or any part of a Loan or unpaid sum being paid by the Borrower.
(b)
Each Bank shall, within 3 (three) Business Days of demand by the Agent, provide a certificate confirming the amount of its Breakage Costs for any Interest Period in which they accrue.
9.6
Breakage Gains
(a)
The relevant Bank shall set-off any Breakage Gains due to the Borrower against all or any part of a Loan or unpaid sum payable by the Borrower to it.
(b)
Each Bank shall, within 3 (three) Business Days of demand by the Agent, provide a certificate confirming the amount of the Breakage Gains for any Interest Period in which they accrue.
10.
PAYMENTS
10.1
Place
All payments by the Borrower or a Bank under the Finance Documents shall be made to the Agent to its account at such office or bank as it may notify to the Borrower or Bank for this purpose.
Notwithstanding the above, all payments to be made by the Borrower under the Arranger Fee Letter pursuant to Clause 20 (Fees) and to the Arranger under Clause 21 (Expenses) shall be made by the
Borrower direct to the Agent on behalf of the relevant parties in the manner agreed between them and the Borrower.
10.2
Funds
Payments under the Finance Documents to the Agent shall be made for value on the due date at such times and in such funds as the Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in the relevant currency in the place for payment.
10.3
Distribution
(a)
Each payment received by the Agent under the Finance Documents for another Party shall, subject to paragraphs (b) and (c) below, be made available by the Agent to that Party by payment (on the date and in the currency and funds of receipt) to its account with such office or bank in the principal financial centre of the country of the relevant currency as it may notify to the Agent for this purpose by not less than 5 (five) Business Days' prior notice.
(b)
The Agent may apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under this Agreement or in or towards the purchase of any amount of any currency to be so applied.
(c)
Where a sum is to be paid to the Agent under the Finance Documents for another Party, the
Agent is not obliged to pay that sum to that Party until it has established that it has actually received that sum. The Agent may, however, assume that the sum has been paid to it in accordance with this Agreement, and, in reliance on that assumption, make available to that
Party a corresponding amount. If the sum has not been made available but the Agent has paid a corresponding amount to another Party, that Party shall forthwith on demand by the
Agent refund the corresponding amount together with interest on that amount from the date of payment to the date of receipt, calculated at a rate determined by the Agent to reflect its cost of funds.
10.4
Currency
(a)
Unless a Finance Document specifies that payments under it are to be made in a different manner, the currency of each amount payable under the Finance Documents is determined under this Clause 10.4.
(b)
Interest is payable in the currency in which the relevant amount in respect of which it is payable is denominated.
(c)
Amounts payable in respect of taxes, fees, costs and expenses are payable in the currency in which they are incurred.
(d)
A repayment or prepayment of any principal amount is payable in the currency in which that principal amount is denominated on its due date.
(e)
Any amount payable under the Finance Documents is, except as otherwise provided in this
Agreement, payable in ZAR.
10.5
Set-off and counterclaim
All payments made by the Borrower under the Finance Documents shall be made without set-off or counterclaim.
10.6
Non-Business Days
(a)
If any amount payable under the Finance Documents is due on a day which is not a Business
Day, the due date for that payment shall instead be the next Business Day.
(b)
During any extension (as contemplated in (a) above) of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.
10.7
Partial payments
(a)
If the Agent receives a payment insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, the Agent shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:
(i)
first, in or towards payment pro rata of any unpaid fees, costs and expenses of the
Agent under the Finance Documents;
(ii)
secondly, in or towards payment pro rata of any accrued interest due but unpaid, together with any Breakage Costs (if applicable), under this Agreement;
(iii)
thirdly, in or towards payment pro rata of any principal due but unpaid, less any
Breakage Gains (if applicable), under this Agreement; and
(iv)
fourthly, in or towards payment pro rata of any other sum due but unpaid under the
Finance Documents.
(b)
The Agent shall, if so directed by all the Banks, vary the order set out in subparagraphs
(a)(ii) to (iv) above.

(c) Paragraphs (a) and (b) above will override any appropriation made by the Borrower.
10.8
Impaired Agent
(a)
If, at any time, the Agent becomes an Impaired Agent, the Borrower or a Bank which is required to make a payment under the Finance Documents to the Agent in accordance with
Clauses 10.1 (Place) and 10.2 (Funds) may instead pay that amount directly to the required recipient.
(b)
If it is not practical to pay that amount directly, the Party making the payment (the Paying
Party) may pay that amount to an interest-bearing account held with an Acceptable Bank
(other than the Impaired Agent), in the name of the Borrower or the Bank making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the Recipient Party or Recipient
Parties). In each case such payments must be made on the due date for payment under the
Finance Documents.
(c)
All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Parties pro rata to their respective entitlements.
(d)
A Party which has made a payment in accordance with this Clause 10.8 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.
(e)
If a Paying Party makes a payment into a trust account in accordance with paragraph (b)
above, that Paying Party shall promptly notify the Recipient Parties directly. Promptly upon request by a Recipient Party, and to the extent that it has been provided with the necessary information by that Recipient Party, the Paying Party shall give the requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the relevant Recipient Party in accordance with Clause 10.3
(Distribution).
(f)
Promptly upon the appointment of a successor Agent in accordance with Clause 19.15
(Replacement of the Agent), subject to paragraph (e) above, each Paying Party shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount
(together with any accrued interest) to the successor Agent for distribution to the Recipient
Parties in accordance with Clause 10.3 (Distribution).
11.
TAXES
11.1
Gross-up
(a)
All payments required to be made by the Borrower under the Finance Documents shall be made free and clear of and without any withholding or deduction for or on account of any taxes, except to the extent that the Borrower is required by law to make payment subject to any taxes. Subject to paragraph (b) below, if any tax or amounts in respect of tax must be withheld or deducted by the Borrower from any amounts payable or paid by the Borrower, or deducted by the Agent from any amounts paid or payable by the Agent to a Bank, under the Finance Documents the amounts payable by the Borrower hereunder shall be increased such that the relevant Bank receives a net amount equal to the full amount which it would have received had such withholding or deduction of tax or amounts in respect of tax not been required.
(b)
The Borrower is not obliged to pay any additional amount pursuant to paragraph (a) above in respect of any (i) FATCA withholding or (ii) withholding or deduction which would not have been required if the relevant Finance Party had completed a declaration, claim, exemption or other form or formality which it was, at the relevant time, able to complete when requested to do so by the Borrower or the Agent.
(c) The Borrower shall:
(i)
pay when due all taxes required by law to be deducted or withheld by it from any amounts paid or payable under the Finance Documents; and
(ii)
as soon as is reasonably practicable after receipt, deliver to the Agent for the relevant Bank the relevant tax receipt or a certified copy thereof (or if such receipt is not available, evidence reasonably satisfactory to that Bank) demonstrating that the required payment of taxes has been duly remitted to the appropriate taxation authority; and
(iii)
within 5 (five) Business Days of demand to the Borrower indemnify each Finance
Party against any loss or liability which that Finance Party incurs as a consequence of the payment or non-payment of the taxes required to be paid in accordance with subparagraph (i) above.
11.2
Tax Credits
In the event that the Borrower makes an additional payment under Clause 11.1 (Gross-up) and the
Finance Party for whose benefit such payment is made determines, acting reasonably, that it has received or been granted a credit against, relief or remission for, or repayment of, any tax paid or payable by it in respect of or calculated by reference to the deduction or withholding giving rise to such additional payment or by reference to the liability to which the payment relates, that Finance
Party shall, to the extent that it can do so without prejudice to the retention of the amount of the credit, relief, remission or repayment, pay to the Borrower an amount equal to such amount thereof as that Finance Party shall have concluded in its absolute discretion to be attributable to such deduction or withholding or, as the case may be, the liability, as will leave such Finance Party (after such reimbursement) in no worse position than it would have been in had the relevant deduction or withholding not been required to be made. Nothing contained in this Agreement shall interfere with the right of a Finance Party to arrange its tax affairs in whatever manner it thinks fit and, in particular, no Finance Party shall be under any obligation to make any disclosure of its tax affairs, or to claim any credit, relief, remission or repayment from or against its corporate profits or similar tax liability in respect of the amount of the deduction or withholding in priority to any other claims, reliefs, credits or deductions available to it.
11.3
U.S. Tax Forms
(a)
Each Party shall deliver to any other Party (in such number of copies as shall be requested by the recipient), upon the reasonable request of that Party, executed originals of any form prescribed by
FATCA as a basis for claiming exemption from FATCA Withholding, duly completed, together with such supplementary documentation and other information (including that Party's "passthru payment percentage", if any, as calculated pursuant to FATCA) as may be prescribed by FATCA to permit such other Party to determine the applicable FATCA Withholding.
(b)
Paragraph (a) above shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:
(i) any law or regulation;
(ii) any policy of that Finance Party;

(iii) any fiduciary duty; or
(iv) any duty of confidentiality.
(c)
If any Finance Party determines that it is unable to submit to the Borrower and/or the Agent any form or certificate that such Finance Party is obliged to submit pursuant to this Clause 11.3, or that any information or declaration contained in any such form or certificate previously submitted has either ceased or will cease to be true, accurate and complete in all respects, such Finance Party shall promptly notify the Borrower and the Agent of such fact.
11.4
FATCA Withholding by Finance Parties
(a)
Each Finance Party may make any FATCA Withholding it is required by FATCA to make, and any payment required in connection with that FATCA Withholding, and no Finance Party shall be required to increase any payment in respect of which it makes such a FATCA Withholding.
(b)
Each Finance Party shall promptly upon becoming aware that it must make a FATCA Withholding
(or that there is any change in the rate or the basis of such a FATCA Withholding) notify the Party to whom it is making the payment and, in addition, shall notify the Borrower, the Agent and the other
Finance Parties
12.
MARKET DISRUPTION
12.1
Absence of quotations
If JIBAR is to be determined by reference to the Reference Banks but a Reference Bank does not supply an offered rate by 12h00 on a Rate Fixing Day, the applicable JIBAR shall, subject to
Clause 12.2 (Market disruption), be determined on the basis of the quotations of the remaining
Reference Banks.
12.2
Market disruption
If:
(a)
JIBAR is to be determined by reference to the Reference Banks but no, or only one,
Reference Bank supplies a rate by 12h00 on the Rate Fixing Day or the Agent (acting reasonably) otherwise determines that adequate and fair means do not exist for ascertaining
JIBAR; or
(b)
the Agent receives notification by close of business on the Rate Fixing Day from Banks whose participations in a Loan exceed 35% (thirty five per cent.) of that Loan that:
(i)
matching deposits will not be available to them in the Johannesburg Interbank
Market in the ordinary course of business to fund their participations in that Loan for the relevant Interest Period; or
(ii)
the cost to them of funding their participations in that Loan for the relevant Interest
Period in the Johannesburg Interbank Market would be in excess of JIBAR for the relevant Interest Period,
the Agent shall promptly notify the Borrower and the Banks of the fact and that this Clause 11.3 is in operation.

12.3
Alternative basis
(a)
After any notification under Clause 12.2 (Market disruption) above, any Loan not yet drawn will be made with an Interest Period of 5 (five) Business Days and the next Interest Period relating to any outstanding Loan shall be 5 (five) Business Days, but the rate of interest applicable to each Bank's participation in the relevant Loan shall be the aggregate of the applicable:
(i) Margin;
(ii)
the cost of each Bank of funding, from whatever sources it may reasonably select, its participation in the Loan during the relevant Interest Period; and
(iii) Mandatory Costs.
(b)
If the operation of paragraph (a) above results in 3 (three) consecutive Interest Periods of
5 (five) Business Days applying to the same Loan then the Borrower and the Agent shall negotiate in good faith for a period not exceeding 30 (thirty) days with a view to agreeing a substitute basis for determining the rate of interest.
(c)
Any alternative basis agreed to pursuant to paragraph (b) above shall, with the prior consent of all the Banks and the Borrower, be binding on all parties.
13.
INCREASED COSTS
13.1
Increased costs
(a)
Subject to Clause 13.2 (Exceptions), the Borrower shall within 5 (five) Business Days of demand by a Finance Party to the Borrower pay to that Finance Party the amount of any increased cost incurred by it or any of its Affiliates as a result of:
(i)
the introduction of, or any change in, or any change in the interpretation or application of, any law or regulation; or
(ii) compliance with any regulation made after the date of this Agreement, including any law or regulation relating to taxation, change in currency of a country or reserve asset, special deposit, cash ratio, liquidity or capital adequacy requirements or any other form of banking or monetary control and all requests, rules, guidelines or directives thereunder or issued in connection with it shall be deemed to be a “change of law”, regardless of the date enacted, adopted or issued.
(b)
In this Agreement increased cost means:
(i)
an additional cost incurred by a Finance Party or any of its Affiliates as a result of it having entered into, or performing, maintaining or funding its obligations under, any
Finance Document; or
(ii)
that portion of an additional cost incurred by a Finance Party or any of its Affiliates in making, funding or maintaining all or any advances comprised in a class of advances formed by or including that Finance Party's participations in the Loans made or to be made under this Agreement as is attributable to that Finance Party making, funding or maintaining those participations; or

(iii)
a reduction in any amount payable to a Finance Party or any of its Affiliates or the effective return to a Finance Party or any of its Affiliates under this Agreement or
(to the extent that it is attributable to this Agreement) on its capital; or
(iv)
the amount of any payment made by a Finance Party or any of its Affiliates, or the amount of any interest or other return foregone by a Finance Party or any of its
Affiliates, calculated by reference to any amount received or receivable by that
Finance Party or any of its Affiliates from any other Party under this Agreement.
13.2
Exceptions
Clause 13.1 (Increased costs) does not apply to any increased cost:
(a)
described within Clause 11 (Taxes);
(b)
attributable to any change in the rate of, or change in the basis of calculating, tax on the overall net income of a Bank (or the overall net income of a division or branch of the Bank)
imposed in the jurisdiction in which its principal office or Facility Office is situate; or
(c) attributable to FATCA; or
(d)
incurred solely by reason of the negligence, breach or wilful default of the Finance Party concerned.
13.3
Notice
Any demand made by a Finance Party shall be accompanied by written evidence in reasonable detail of the amount and basis of the demand, provided that there is no requirement to disclose details of the organisation of its affairs, or any information which is confidential.
14.
ILLEGALITY
Subject to the provisions of Clause 15 (Mitigation) if it is or becomes unlawful in any jurisdiction for a Bank to give effect to any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan, then:
(a) that Bank may notify the Borrower through the Agent accordingly; and
(b)
the Borrower shall prepay the participations of that Bank in all the Loans either forthwith or, if such longer period is permitted by the relevant law, on the Maturity Date of the relevant
Loan; and
(c) the Commitment of that Bank shall be cancelled.
15.
MITIGATION
15.1
Mitigation
If, in respect of any Bank, circumstances arise which would or would upon the giving of notice result in:
(a)
the Borrower being required to pay to or for the account of a Bank any additional amounts pursuant to Clause 11.1 (Gross-up) or 13.1 (Increased costs); or
(b)
the Borrower being obliged to prepay that Bank's participation in all the Loans and that
Bank's Commitment being cancelled under Clause 14 (Illegality),

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrower under Clauses 11 (Taxes), 13 (Increased Costs) or 14 (Illegality), such Bank shall promptly notify the Borrower and that Bank shall endeavour to take such reasonable steps as may be open to it to mitigate or remove those circumstances or the effect of those circumstances, including the transfer of its Facility Office to another jurisdiction or the assignment and transfer of its rights and obligations hereunder to another bank or financial institution unless, in that Bank's opinion (acting reasonably)
such actions might have an adverse effect on its business, operations or financial condition or the management of its affairs or its return in relation to a Loan or be contrary to any applicable law.
15.2
Limitation of liability
The Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 15.1 (Mitigation).
16.
REPRESENTATIONS AND WARRANTIES
16.1
Representations and warranties
The Borrower makes the representations and warranties set out in this Clause 16, in respect of itself and its Subsidiaries only, to each Finance Party and, in the case of Clause 16.4 (Legal validity), 16.6
(Pari passu ranking), 16.9 (Immunity), 16.10 (Jurisdiction/governing law) and 16.11 (Non-conflict)
only, subject to the Reservations.
16.2
Status
(a)
It is a limited liability company, duly incorporated and of good standing and validly existing under the laws of the jurisdiction of its incorporation.
(b)
The Borrower and the Material Subsidiaries have the power to own their assets and carry on their business as it is being conducted.
16.3
Powers and authority
It has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.
16.4
Legal validity
Each Finance Document to which it is or will be a party constitutes, or when executed in accordance with its terms will constitute, its legal, valid and binding obligation enforceable in accordance with its terms.
16.5
Authorisations
All authorisations required in connection with the entry into, performance, validity and enforceability of the Finance Documents and the transactions contemplated by the Finance
Documents have been obtained or effected and are in full force and effect.
16.6
Pari passu ranking
Its obligations under the Finance Documents rank and will rank at least pari passu with all its other unsecured obligations except for obligations mandatorily preferred by law.

16.7
Taxes on payments
All amounts payable by it under the Finance Documents shall be made free and clear of and without deduction for or on account of any tax.
16.8
Stamp duties
No stamp or registration duty or similar taxes or charges are payable in South Africa in respect of any Finance Document.
16.9
Immunity
(a)
The execution by it of each Finance Document constitutes, and its exercise of its rights and performance of its material obligations under each Finance Document will constitute, private and commercial acts done and performed for private and commercial purposes.
(b)
It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in the jurisdiction of its incorporation in relation to any
Finance Document.
16.10   Jurisdiction/governing law
The Borrower's:
(a)
irrevocable submission under Clause 34 (Jurisdiction) to the jurisdiction of the courts of
South Africa;
(b) agreement that this Agreement is governed by South African law; and
(c) agreement not to claim any immunity to which it or its assets may be entitled, are legal, valid and binding under the laws of the jurisdiction of its incorporation.
16.11   Non-conflict
The entry into and performance by it of, and the transactions contemplated by, the Finance
Documents do not and will not conflict with:
(a) any law or regulation or judicial or official order; or
(b) its constitutional documents; or
(c)
any document which is binding upon any member of the Group or any asset of any member of the Group,
and which is material in the context of this Agreement.
16.12   No Default
(a) No Default is continuing or would result from the making of any Loan.
(b)
No other event is outstanding which constitutes (or with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition or any combination of the foregoing, would be likely to constitute) a default under any document which is binding on it or any of its assets to an extent or in a manner which has, or would be likely to have, a material adverse effect.

16.13   Litigation
No litigation, arbitration or administrative proceedings are current or, to its knowledge, pending or threatened, which has, or would be reasonably likely to have, a material adverse effect.
16.14   Accounts
(a)
The audited consolidated accounts of the Group most recently delivered to the Agent
(which, at the date of this Agreement, are the Original Group Accounts):
(i) have been prepared in accordance with IAS consistently applied; and
(ii)
fairly represent the consolidated financial condition of the Group as at the date to which they were drawn up.
(b)
As at the date of this Agreement, there has been no material adverse change in the business, condition (financial or otherwise), prospects or operations of the Group since the date to which the Original Group Accounts were drawn up.
16.15   Environmental issues
Except to the extent it does not have, and would not be reasonably likely to have, a material adverse effect, each member of the Group is in compliance with all Environmental Laws and maintains and is in compliance with the terms and conditions of all Environmental Permits, in each case as may be necessary for the conduct of its business.
16.16   Environmental policy
(a)
The Borrower has documented and adopted a corporate environmental policy for the Group which requires (in accordance with its terms) compliance with all Environmental Laws in all material respects.
(b)
There is no Environmental Claim pending or to its knowledge threatened, and it is not aware of any past or present act, omission, event or circumstance that would be likely to form the basis of any Environmental Claim, which, in either case, would be likely to be adversely determined and, if so determined, would have a material adverse effect.
16.17   Economic Sanctions and Anti-Money Laundering
(a)
In this Clause: Money Laundering Laws means all applicable anti-money laundering laws.
(b)
No member of the Group, nor, to the knowledge of the Borrower, any of their respective
Affiliates:
(i) is a Restricted Party;
(ii) as of the date of this Agreement, is in breach of any Sanctions;
(iii)
to the knowledge of the Borrower after due inquiry, as of the date of this Agreement, has conducted or is conducting any trade, business or other activities with or for the benefit of any Restricted Party; or
(iv)
as of the date of this Agreement, has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(c)
The operations of the Borrower and other member of the Group are in all material respects in compliance with Money Laundering Laws, and, as at the date of this Agreement, no claim, action, suit, proceeding or investigation involving any member of the Group with respect to Money Laundering Laws is pending and, to the best of the Group's knowledge after due inquiry, threatened.
(d)
The Borrower and each other member of the Group and, to the knowledge of the Borrower, their Affiliates have taken reasonable measures to ensure compliance with Sanctions and
Money Laundering Laws.
16.18   Times for making representations and warranties
(a)
The representations and warranties set out in this Clause 16 are made on the date of this
Agreement.
(b) The Repeating Representations are deemed to be repeated by the Borrower on:
(i) the date of each Request;
(ii) each Drawdown Date,
in each case with reference to the facts and circumstances then existing.
(c)
When a representation in Clause 16.12(a) is repeated on a Request for a Rollover Loan, the reference to a Default will be construed as a reference to an Event of Default.
17.
UNDERTAKINGS
17.1
Duration
The undertakings in this Clause 17 remain in force from the date of this Agreement for so long as any amount is or may be outstanding under this Agreement or any Commitment is in force.
17.2
Financial information
The Borrower shall supply to the Agent in sufficient copies for all the Banks:
(a)
as soon as the same are available (and in any event within 120 (one hundred and twenty)
days of the end of each of its financial years), the audited consolidated and company accounts of the Group for that financial year; and
(b)
as soon as the same are available (and in any event within 60 (sixty) days of the end of each financial quarter), the unaudited consolidated accounts of the Group for that financial quarter.
17.3
Information - miscellaneous
The Borrower shall supply to the Agent, in each case in sufficient copies for all the Banks, if the
Agent so requests:
(a)
all documents despatched by it to its shareholders (or any class of them) or by it to its creditors (or any class of them) at the same time as they are despatched;
(b)
as soon as is reasonably practicable upon becoming aware of them, details of any litigation, arbitration or administrative proceedings, liquidation applications, winding up applications or business rescue applications made in respect of it and/or any member of the Group which are current, threatened or pending, and which have, or would be reasonably likely to have, in the opinion of the Majority Banks (acting reasonably) a material adverse effect;
(c)
as soon as is reasonably practicable, such further information in the possession or control of any member of the Group as any Finance Party may reasonably request, including information regarding its financial condition and operations and an up-to-date list of
Material Subsidiaries; and
(d)
any notices to the changes in the Authorised Signatories, signed by a director or the company secretary of the Borrower, accompanied by a specimen signature(s) of the new
Authorised Signatory/Signatories.
17.4
Notification of Default
The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it)
promptly upon becoming aware of its occurrence.
17.5
Compliance certificates
(a) The Borrower shall supply to the Agent:
(i)
together with its most recent accounts specified in Clause 17.2 (Financial information); and
(ii)
promptly at any other time, if the Agent (acting on the instructions of the Majority
Banks (acting reasonably)) requests,
a certificate signed by two of its directors or Authorised Signatories on its behalf certifying that no Default is outstanding or, if a Default is outstanding, specifying the Default and the steps, if any, being taken to remedy it.
(b)
The Borrower shall supply to the Agent, together with the most recent Group accounts specified in Clause 17.2 (Financial information):
(i) at the end of each financial year, a certificate from its auditors; and
(ii)
at the end of each half-year of each financial year, a certificate signed by two of its directors or Authorised Signatories,
in each case demonstrating computation (in reasonable detail) as to compliance with the terms of Clause 17.18 (Financial covenant) in relation to the relevant Group accounts, substantially in the form of Schedule 8 (Form of Compliance Certificate) (a Compliance
Certificate).
17.6
Use of websites
(a)
Except as provided below, the Borrower may deliver any information under this Agreement to a Bank by posting it on to an electronic website if:
(i) the Agent and the Bank agree;
(ii) the Borrower and the Agent designate an electronic website for this purpose;
(iii) the Borrower notifies the Agent of the address of and password for the website; and
(iv) the information posted is in a format agreed between the Borrower and the Agent.

The Agent must supply each relevant Bank with the address of and password for the website.
(b)
Notwithstanding the above, the Borrower must supply to the Agent in paper form a copy of any information posted on the website together with sufficient copies for:
(i) any Bank not agreeing to receive information via the website; and
(ii) within 10 (ten) Business Days of request any other Bank, if that Bank so requests.
(c) The Borrower must, promptly upon becoming aware of its occurrence, notify the Agent if:
(i) the website cannot be accessed;
(ii)
the website or any information on the website is infected by any electronic virus or similar software;
(iii) the password for the website is changed; or
(iv)
any information to be supplied under this Agreement is posted on the website or amended after being posted.
If the circumstances in subparagraphs (i) or (ii) above occur, the Borrower must supply any information required under this Agreement in paper form.
17.7
Authorisations
The Borrower shall:
(a) promptly obtain, maintain and comply with the terms of; and
(b) as soon as is reasonably practicable, supply certified copies to the Agent of, any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.
17.8
Pari passu ranking
The Borrower shall procure that its obligations under the Finance Documents do and will rank at least pari passu with all its other present and future unsecured obligations, except for obligations mandatorily preferred by law.
17.9
Negative pledge
(a)
The Borrower shall not, and shall procure that no other member of the Group will, create or permit to subsist any Security Interest on any of its assets.
(b) Paragraph (a) does not apply to:
(i)
any lien arising by operation of law in the ordinary course of business and securing amounts not more than 60 (sixty) days overdue;
(ii)
any Security Interest listed in Schedule 10 (Existing Security) which secures
Financial Indebtedness outstanding at the date of this Agreement;

(iii)
any Security Interest created on an undertaking or asset of a member of the Group in favour of a governmental or quasi-governmental (whether national, local or regional) or supra-governmental body in respect of the financing of that undertaking or asset at a preferential rate which secures only the payment or repayment of the financing for that undertaking or asset;
(iv)
any Security Interest over an asset in relation to which Project Finance Indebtedness has been incurred to secure that Project Finance Indebtedness;
(v)
any Security Interest arising in relation to set-off arrangements between cash balances and bank borrowings with the same bank which arise in the ordinary course of business;
(vi)
any Security Interest existing at the time of acquisition on or over any asset acquired by a member of the Group after the date of this Agreement which was not created in contemplation of or in connection with that acquisition, provided that the principal amount secured by such Security Interest and outstanding at the time of acquisition is not subsequently increased and the Security Interest is discharged within 6 (six)
months;
(vii)
in the case of any company which becomes a member of the Group after the date of this Agreement, any Security Interest existing on or over its assets when it becomes a member of the Group which was not created in contemplation of or in connection with it becoming a member of the Group, provided that:
A.
the principal amount secured by such Security Interest and
outstanding when the relevant company became a member of the
Group is not increased;
B.
no amount is secured by any such Security Interest which is not secured by the relevant Security Interest when the relevant company becomes a member of the Group; and
C. the Security Interest is discharged within 6 (six) months;
(viii)
any Security Interest replacing any of the Security Interests permitted by subparagraphs (vi) and (vii), provided that the amount secured by any replacement
Security Interest shall not exceed the amount outstanding and secured by the original
Security Interest at the time of the creation of the replacement Security Interest, the value of the replacement asset over which the replacement Security Interest is created does not exceed the value of the asset over which the original Security
Interest was held, the replacement Security Interest secures the same obligations as the original Security Interest and such replacement Security Interest is discharged within the original 6 (six) month period specified in subparagraphs (vi) and (vii);
(ix)
any Security Interest in respect of any margin or collateral delivered or otherwise provided in connection with metal transactions; and
(x)
any other Security Interest or transaction that would otherwise be prohibited by
Clause 17.10 (Transactions similar to security) provided that at the time that the
Security Interest is created or the transaction is effected, the aggregate amount of indebtedness secured by all Security Interests permitted under subparagraph (ix) and this subparagraph (x), and the aggregate market or book value (whichever is the higher) of the assets or receivables the subject of transactions under Clause 17.10

(Transactions similar to security) does not exceed U.S.$400,000,000 (four hundred million US Dollars).
17.10   Transactions similar to security
The Borrower shall not, and shall procure that no other member of the Group will, in each case except as permitted by Clause 17.9(b)(x) (Negative Pledge):
(a)
sell, transfer or otherwise dispose of any of its assets on terms whereby it is or may be leased to or re-acquired or acquired by a member of the Group or any of its related entities; or
(b)
sell, transfer or otherwise dispose of any of its receivables on recourse terms, except for the discounting of bills or notes in the ordinary course of trading, in circumstances where the transaction is entered into primarily as a method of raising finance or of financing the acquisition of an asset.
17.11   Disposals
(a)
The Borrower shall not, and shall procure that no other Material Subsidiary will, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, transfer, grant or lease or otherwise dispose of any of its assets.
(b) Paragraph (a) does not apply to:
(i)
disposals made in the ordinary course of business of the disposing entity on arm's length terms;
(ii)
disposals of assets in exchange for other assets comparable or superior as to type, value and quality;
(iii) disposals constituting part of any Permitted Reorganisation;
(iv) disposals of cash made in the ordinary course of business of the Group;
(v) disposals to shareholders by way of distribution or dividend payment; and
(vi)
any other disposal of assets where the book value of the assets disposed of, when aggregated with all other disposals of assets by the Borrower or any Material
Subsidiary made after the date of this Agreement (other than those listed in subparagraphs (i) to (iii) above), does not exceed U.S.$500,000,000 (five hundred million US Dollars).
17.12   Change of business
The Borrower shall procure that no substantial change is made to the general nature or scope of the business of the Group as a whole from that carried on at the date of this Agreement.
17.13   Mergers and acquisitions
(a)
The Borrower shall not enter into any amalgamation, demerger, merger or reconstruction other than a Permitted Reorganisation.
(b)
The Borrower shall not, and shall procure that no other member of the Group will, acquire any assets or business or make any investment.

(c) Subparagraph (b) shall not apply to:
(i)
any acquisition of assets or business or any investment made, in each case, on arm's length terms where the amount of the consideration for such assets, business or investment does not exceed the aggregate of:
A.
U.S.$750,000,000 (seven hundred and fifty million US Dollars), provided that such amount is funded directly by, or out of the proceeds of, an issue of shares in the Borrower; and
B.
when aggregated with the aggregate amount of the consideration for all other assets or businesses acquired or investments made by any member of the Group after the date of this Agreement (other than amounts in respect of acquisitions or investments permitted under subparagraph (i)(A) above or subparagraphs (ii), (iii) and (iv)
below), U.S.$1,300,000,000 (one billion three hundred million US
Dollars) (which, for the avoidance of doubt, may include, but is not limited to, amounts funded directly by, or out of the proceeds of, an issue of shares in the Borrower);
(ii) any acquisition made in the ordinary course of business of the acquiring entity;
(iii)
any investment in the ordinary course of business of the Group of cash whose disposal is permitted under Clause 17.11(b)(iv) (Disposals); and
(iv) any acquisition constituting part of any Permitted Reorganisation.
17.14   Insurance
The Borrower shall, and shall procure that each other member of the Group will, in all material respects, maintain insurance with financially sound and reputable insurers with respect to its assets of an insurable nature against such risks and in such amounts as are normally maintained by persons carrying on the same or a similar class of business.
17.15   Maintenance of status
The Borrower shall, and shall procure that each Material Subsidiary will:
(a) do all such things as are necessary to maintain its corporate existence; and
(b)
ensure that it has the right and is duly qualified to conduct its business, in all material respects, as it is conducted in all applicable jurisdictions.
17.16   Compliance with laws
The Borrower shall, and shall procure that each member of the Group will comply with all applicable laws and regulations of any governmental authority, whether domestic or foreign, having jurisdiction over it or any of its assets, where failure to comply with any such laws or regulations would be reasonably likely to have a material adverse effect.
17.17   Compliance with Environmental Laws
The Borrower shall, and shall procure that each member of the Group will:
(a)
comply with all Environmental Laws and maintain and comply with the terms and conditions of all Environmental Permits applicable from time to time to any of its businesses or assets or to any of its property where failure to comply would be reasonably likely to have a material adverse effect;
(b)
promptly notify the Agent of any breach of any Environmental Laws which has, or would be reasonably likely to have, a material adverse effect;
(c)
not cause, or exacerbate any condition resulting from, a release of any hazardous, toxic, harmful or dangerous chemicals, substances or wastes that would reasonably be expected to lead to a competent authority or a third party taking action or making a claim under any
Environmental Laws, (including the requirement to clean up any contaminated land, or the revocation, suspension, variation or non-renewal of any Environmental Permits), which would be reasonably likely to have a material adverse effect; and
(d)
promptly upon the receipt of the same, notify the Agent of any claim, notice or other communications served on it in respect of:
(i)
any modification, suspension or revocation of any Environmental Permit applicable to it; or
(ii) any alleged breach of any Environmental Laws,
which has, or would be reasonably likely to have, a material adverse effect.
17.18   Financial covenant
(a) In this Clause 17.18:
Convertible Bonds means any bonds issued by a member of the Group which are convertible into shares of the Borrower.
Covenant Step-Up Fee means a fee in an amount equal to 0.25 per cent. of the aggregate amount of the Loans outstanding under the Facility as at the Covenant Step-Up Start Date.
Covenant Step-Up Start Date means the date on which the Borrower delivers the relevant
Compliance Certificate to the Agent in respect of the Covenant Step-Up Test Date.
Covenant Step-Up Test Date has the meaning given to it in paragraph (g) of this Clause
17.18 (Financial covenant).
EBITDA means, in respect of any Measurement Period, the consolidated pre-taxation income before depreciation, amortisation and Net Interest Expense of the Group for that
Measurement Period, adjusted:
(i)
to reverse entries made in order to comply with IAS 37 and IAS 39 or their successor standards requiring the marking to market of hedging transactions undertaken in the normal course of business;
(ii)
to reverse entries made for fair value adjustments relating to the option component of the Convertible Bonds;
(iii)
to reverse entries made for the translation gains and losses on monetary items in accordance with accounting standard IAS 21 or its successor standard;
(iv)
to reverse entries made following the early delivery or early unwinding and settlement in full of hedge transactions including non-hedge derivatives that are scheduled to mature at dates later than such Measurement Period and not due to any other events; and
(v)
for exceptional items resulting from the sale or any impairment or revaluation of mining assets or the restructuring of mining operations; and
(vi)
to reverse entries made for fair value adjustments relating to any bond issued subsequent to the date of this Agreement.
IAS 21 means International Accounting Standard 21, The Effects of Changes in Foreign
Exchange Rates, as issued by the IASC and adopted and revised by the IASB.
IAS 37 means International Accounting Standard 37, Provisions, Contingent Liabilities and
Contingent Assets, as issued by the IASC and adopted and revised by the IASB.
IAS 39 means International Accounting Standard 39, Financial Instruments: Recognition
and Measurement, as issued by the IASC and adopted and revised by the IASB.
Leverage means, in relation to any Test Date, the ratio of Total Net Financial Indebtedness as at that Test Date to EBITDA for the Measurement Period ending on that Test Date.
Measurement Period means the period of 12 (twelve) months up to and ending on either the last day of a financial year of the Borrower or a half year of a financial year of the
Borrower, as applicable.
Net Interest Expense means, in respect of any Measurement Period, all interest, acceptance commission and any other continuing, regular or periodic costs and expenses in the nature of interest (whether paid, payable or capitalised and including payments made in respect of interest rate hedging arrangements which in the normal course of business will not be marked-to-market) on a consolidated basis incurred in effecting, servicing or maintaining indebtedness of any of the types set out in subparagraphs (i) to (vii) of the definition of Net
Financial Indebtedness during that period, minus all interest or amounts in the nature of interest received (other than amounts from other members of the Group) during that period.
Net Financial Indebtedness means at any time the aggregate (without double counting) of the following:
(i)
the outstanding principal amount of any moneys borrowed by any company and any outstanding overdraft debit balance of such company;
(ii)
the outstanding principal amount of any debenture, bond, note, loan stock or other security of any company (including redeemable preference shares but excluding any
Convertible Bonds provided that shareholder approval has been obtained for the terms and conditions of those Convertible Bonds and that the Convertible Bonds are mandatorily convertible into shares of the Borrower upon maturity or any early redemption of such Convertible Bonds (for any reason including, without limitation, redemption upon a change of control or an event of default, howsoever described));
(iii)
the outstanding principal amount of any acceptance under any acceptance credit opened by a bank or other financial institution in favour of any company;
(iv)
the outstanding principal amount of all moneys owing to a company in connection with the sale or discounting of receivables (except to the extent they are on a non-recourse basis);

(v)
the outstanding principal amount of any indebtedness of any company arising from any advance or deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset;
(vi)
the capitalised element of indebtedness of any company in respect of a lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased (except for (1) any lease which would be accounted for as an operational lease under the International Financial Reporting Standards published on 1 January
2009 and (2) the operating lease in respect of the corporate office of the Borrower located at 76 Rahima Moosa Street, Newtown, Johannesburg);
(vii)
any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in subparagraph (ii) above; and
(viii)
the outstanding principal amount of any indebtedness of any person of a type referred to in subparagraphs (i) to (vii) above which is the subject of a guarantee, indemnity and/or other form of assurance against financial loss by any company, provided that any guarantee and/or counter indemnity given in support of a letter of credit issued to environmental authorities and/or other form of assurance against financial loss in respect of potential environmental liabilities shall not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit,
less the aggregate amount of all credit balances (including interest accrued but not yet received or paid) on accounts of that company with any bank or financial institution.
Test Date means the last day of a financial year of the Borrower or a half year of a financial year of the Borrower.
Total Net Financial Indebtedness means at any time the consolidated (without double counting) Net Financial Indebtedness of all members of the Group.
(b)
All terms used in this Clause 17.18 which are not otherwise defined are to be interpreted in accordance with the International Financial Reporting Standards as at 1 January 2013.
(c)
All terms used in this Clause 17.18 are to be calculated in accordance with the accounting principles applied in the audited consolidated accounts of the Group for the year ended
31 December 2016.
(d)
If there is a dispute as to any interpretation of or computation for paragraph (a) above, the interpretation or computation of independent auditors approved by the Agent prevails.
(e)
The financial ratio specified in paragraph (f) below shall be tested as at the last day of each
Measurement Period, by reference to the U.S. Dollar figures (and not figures in any other currency) and other information appearing in the relevant financial statements delivered to the Agent under Clause 17.2 (Financial information) in respect of the relevant period.
(f)
Subject to paragraph (g) below, the Borrower shall ensure that Leverage as at each Test Date does not at any time exceed 3.5:1.
(g)
In relation to one Test Date only during the life of the Facility (the Covenant Step-Up Test
Date), if Leverage as at that Test Date exceeds 3.5:1 but is less than 4.5:1 and (A) EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date is less than EBITDA for the immediately preceding Measurement Period, and (B) Leverage on the Covenant
Step-Up Test Date would have been 3.5:1 or less if EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date had been the same as for the immediately preceding Measurement Period ending on the Covenant Step-Up Test Date has been the same as for the immediately preceding Measurement Period, then no Default shall occur provided that:
(i)
on and from the Covenant Step-Up Start Date, no Loan (other than a Rollover Loan)
may be made to a Borrower unless and until the Borrower delivers to the Agent a
Compliance Certificate in relation to the next following Test Date demonstrating that Leverage as at that Test Date does not exceed 3.5:1; and
(ii)
The Borrower pays to the Agent, for the account of the Banks as at the Covenant
Step-Up Start Date (pro rata to such Banks’ participations in the outstanding Loans as at the Covenant Step-Up Start Date), the Covenant Step-Up Fee within 10 (ten)
Business Days of the Covenant Step-Up Start Date.
(h)
If, at the next Test Date immediately following the Covenant Step-Up Test Date, Leverage exceeds 3.5:1, an Event of Default shall immediately occur.
17.19   Know your customer requirements
(a) If:
(i)
the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;
(ii) any change in the status of the Borrower after the date of this Agreement; or
(iii)
a proposed assignment or transfer by a Bank of any of its rights and obligations under this Agreement to a party that is not a Bank prior to such assignment or transfer,
obliges the Agent or any Bank (or in the case of subparagraph (iii) above, any prospective new Bank) to comply with know your customer requirements in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Agent or any Bank supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Bank)
or any Bank (for itself or, in the case of the event described in subparagraph (iii) above, on behalf of any prospective new Bank) in order for the Agent, such Bank or, in the case of the event described in subparagraph (iii) above, any prospective new Bank to carry out and be satisfied it has complied with all necessary know your customer requirements with respect to the transactions contemplated in the Finance Documents.
(b)
Each Bank must promptly on the request of the Agent supply to the Agent any documentation or other evidence which is reasonably required by the Agent to carry out and be satisfied with the results of all know your customer requirements with respect to the transactions contemplated in the Finance Documents.
17.20   Use of proceeds
The Borrower shall not, directly or indirectly, use, lend, make payments of, contribute or otherwise make available, all or part of the proceeds of any Loan for the purpose of funding any trade, business or other activities:
(a)
to the knowledge of the Borrower after due and careful inquiry, involving or for the benefit of any Restricted Party; or

(b)
in any other manner that would result in the Borrower or any Bank being in breach of any applicable Sanctions.
17.21   Obuasi Remediation
Notwithstanding any provision of this Agreement to the contrary, the Obuasi Remediation will be permitted to be carried out, provided for the avoidance of doubt that:
(a)
the Group remains in compliance with Clause 17.18 (Financial covenant); and
(b)
each member of the Group (other than AngloGold Ashanti (Ghana) Limited to the extent arising out of or in connection with the Obuasi Remediation) remains in compliance with all other provisions of this Agreement.
18.
EVENTS OF DEFAULT
Each of the events set out in this Clause 18 is an Event of Default (whether or not caused by any reason whatsoever outside the control of the Borrower or any other person).
18.1
Non-payment
The Borrower does not pay on the due date any amount payable by it under the Finance Documents at the place and in the currency in which it is expressed to be payable unless:
(a) its failure to pay is caused by:
(i) an administrative or technical error; or
(ii) a Disruption Event; and
(b) payment is made within:
(i) in the case of (a)(i) above, 3 (three) Business Days of its due date; or
(ii) in the case of (a)(ii) above, 3 (three) Business Days of its due date.
18.2
Breach of financial covenant
The Borrower does not comply with Clause 17.18(f) (Financial covenant).
18.3
Breach of other obligations
The Borrower does not comply with any provision of the Finance Documents (other than those referred to in Clause 18.1 (Non-payment) and 18.1(b) (Breach of financial covenant)) and such failure to comply (if it is capable of remedy) is not remedied within 30 (thirty) days of the earlier of the Agent giving notice and the Borrower becoming aware of non-compliance.
18.4
Misrepresentation
A representation, warranty or statement made or repeated in any Finance Document or in any
Request delivered by or on behalf of the Borrower is incorrect in any material respect when made or deemed to be made or repeated by reference to the circumstances then subsisting, and if the circumstances giving rise to such misrepresentation are capable of remedy, the Borrower shall have failed to remedy such circumstances within 30 (thirty) days of its being made or deemed to be made.

18.5
Cross-default
(a)
Any Financial Indebtedness, other than Project Finance Indebtedness, of the Borrower or any Material Subsidiary is not paid when due originally or within any applicable grace period provided for in the relevant documentation;
(b)
an event of default howsoever described occurs under any document relating to Financial
Indebtedness of the Borrower or any Material Subsidiary and is not remedied or waived irrevocably within 5 (five) Business Days;
(c)
any Financial Indebtedness, other than Project Finance Indebtedness, of the Borrower or any
Material Subsidiary becomes prematurely due and payable prior to its specified maturity (or is placed on demand) as a result of an event of default (howsoever described) under the document relating to that Financial Indebtedness;
(d)
without prejudice to paragraph (c) above, any Financial Indebtedness of the Borrower or any
Material Subsidiary becomes capable of being declared due and payable prior to its specified maturity and the circumstances enabling such Financial Indebtedness to be capable of being declared due and payable are not remedied or waived irrevocably within 5 (five) Business
Days; or
(e)
without prejudice to paragraphs (c) and (d) above, any Security Interest securing Financial
Indebtedness over any asset of the Borrower or any Material Subsidiary becomes enforceable, by reason of the occurrence of an event of default (howsoever described)
provided that it is not remedied or waived irrevocably within 5 (five) Business Days, provided that no Event of Default shall occur under this Clause 18.5 unless the aggregate amount of all the Financial Indebtedness with respect to which an event or events under paragraphs (a) to (e)
above occurs or occur is at least U.S.$60,000,000 (sixty million US Dollars) (or its equivalent in other currencies).
18.6
Insolvency
(a)
The Borrower or any Material Subsidiary is unable to pay its debts as they fall due or becomes insolvent, or admits inability to pay its debts as they fall due.
(b)
The Borrower or any Material Subsidiary suspends making payments on all or any class of its debts or announces an intention to do so, or a moratorium is declared in respect of any of its indebtedness.
(c)
The Borrower or any Material Subsidiary is or is deemed for the purposes of any applicable law to be "Financially Distressed" (as defined in the Companies Act, 2008 (Act No. 71 of
2008).
(d)
The Borrower or any Material Subsidiary, by reason of financial difficulties, begins negotiations with its creditors generally (or any class of them) with a view to the readjustment or rescheduling of any of its indebtedness.
18.7
Insolvency proceedings
(a) Any step (including petition, proposal or convening a meeting) is taken with a view:
(i)
to a composition, assignment or arrangement with any creditors of the Borrower or any Material Subsidiary; or

(ii)
to the rehabilitation, appointment of a trustee, administration, custodianship liquidation, appointment of a business rescue practitioner, provisional liquidation, winding-up or dissolution of a member of the Group or any other insolvency proceedings involving the Borrower or any Material Subsidiary, which step, if taken by any person other than the Borrower or a Material Subsidiary is not withdrawn or dismissed within 30 (thirty) days or, if earlier, by the second Business Day before the date for hearing of the relevant petition or legal proceedings.
(b)
A meeting of the Borrower or any Material Subsidiary is convened for the purpose of considering any resolution for (or to petition for) its winding-up, its administration, its dissolution, or for the appointment of a liquidator, business rescue practitioner, provisional liquidator, trustee or administrator to it, or any such resolution is passed.
(c)
Any person presents a petition for the winding up of, administration of, dissolution of or for the appointment of a liquidator, provisional liquidator, trustee or administrator or business rescue practitioner to the Borrower or any Material Subsidiary which step, if taken by any person other than the Borrower or a Material Subsidiary, is not withdrawn or dismissed within 30 (thirty) days or, if earlier, by the second Business Day before the date for hearing the petition or legal proceedings.
(d)
An order for the winding-up or administration or commencement of business rescue proceedings of the Borrower or any Material Subsidiary is made.
(e)
Provided that no Event of Default will occur under clauses (a) to (d) (both inclusive), in respect of (i) a solvent liquidation of a member of the Group (other than the Borrower) or (ii)
pursuant to a Permitted Reorganisation.
18.8
Appointment of receivers and managers
(a)
Any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, receiver-manager, administrative receiver, administrator, business rescue practitioner or the like is appointed in respect of the Borrower or any Material Subsidiary or any material part of its assets.
(b)
The directors of the Borrower or any Material Subsidiary requests the appointment of a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, receiver-
manager, administrative receiver, administrator, business rescue practitioner or the like.
(c)
Provided that no Event of Default will occur under clauses (a) and (b) above, in respect of (i)
a solvent liquidation of a member of the Group (other than the Borrower) or (ii) pursuant to a Permitted Reorganisation.
18.9
Creditors' process
Any attachment, sequestration, distress, execution, implementation of any business rescue plan or legal process affects the whole or any substantial part of the property, undertaking or assets of the
Borrower or any Material Subsidiary and is not discharged within 30 (thirty) days.
18.10   Cessation of business
The Borrower or any Material Subsidiary ceases, or threatens to cease, to carry on all or a substantial part of its business, other than in accordance with a disposal permitted under Clause 17.11
(Disposals).

18.11   Unlawfulness
It is or becomes unlawful for the Borrower to perform any of its payment or other material obligations under the Finance Documents.
18.12   Official Consents
Any authorisation, approval or consent required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Finance Documents is revoked where such revocation would be reasonably likely to have a material adverse effect.
18.13   Repudiation
The Borrower repudiates a Finance Document or evidences an intention to repudiate a Finance
Document.
18.14   Material adverse change
In the opinion of the Majority Banks (acting reasonably) a material adverse change occurs:
(a) in the business or financial condition of the Borrower or the Group as a whole; or
(b)
in the ability of the Borrower to perform its payment obligations under any of the Finance
Documents or its obligations under Clause 17.18(f) (Financial covenant).
18.15   Acceleration
On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Banks, by notice to the Borrower:
(a) cancel the Total Commitments;
(b)
declare that all or part of the Loans, together with accrued interest and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or
(c)
declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent acting on the instructions of the
Majority Banks.
18.16   Geita Remediation
Notwithstanding any provision of this Agreement to the contrary, the introduction of the Tanzanian
Legislation and the Geita Remediation will not constitute a breach of any provision of this
Agreement or constitute an Event of Default, provided that:
(a)
the Group remains in compliance with Clause 17.18(f) (Financial covenant); and
(b)
each member of the Group (other than Samax Resources Limited and Geita Gold Mining
Limited, to the extent arising out of or in connection with the Tanzanian Legislation and/or
Geita Remediation) remains in compliance with all other provisions of this Agreement.

19.
THE AGENT AND THE ARRANGER
19.1
Appointment and duties of the Agent
(a)
Each Finance Party (other than the Agent) irrevocably appoints the Agent to act as its agent under and in connection with the Finance Documents.
(b) Each Party appointing the Agent irrevocably authorises the Agent on its behalf to:
(i)
perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with the Finance Documents, together with any other incidental rights, powers and discretions; and
(ii)
execute each Finance Document expressed to be executed by the Agent on that
Party's behalf.
(c)
The Agent has only those duties which are expressly specified in this Agreement. Those duties are solely of a mechanical and administrative nature.
19.2
Role of the Arranger
Except as specifically provided in this Agreement, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.
19.3
Relationship
The relationship between the Agent and the other Finance Parties is that of agent and principal only.
Nothing in this Agreement constitutes the Agent as trustee or fiduciary for any other Party or any other person and the Agent need not hold in trust any moneys paid to it for a Party or be liable to account for interest on those moneys.
19.4
Majority Banks' instructions
(a)
The Agent will be fully protected if it acts in accordance with the instructions of the
Majority Banks in connection with the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. Any such instructions given by the Majority Banks will be binding on all the Banks. In the absence of such instructions, the
Agent may act as it considers to be in the best interests of all the Banks.
(b)
The Agent is not authorised to act on behalf of a Bank (without first obtaining that Bank's consent) in any legal or arbitration proceedings relating to any Finance Document.
19.5
Delegation
The Agent may act under the Finance Documents through its personnel and agents.
19.6
Responsibility for documentation
Neither the Agent nor the Arranger is responsible to any other Party for:
(a)
the execution, genuineness, validity, enforceability or sufficiency of any Finance Document or any other document;
(b) the collectability of amounts payable under any Finance Document; or

(c)
the accuracy of any statements (whether written or oral) made in or in connection with any
Finance Document.
19.7
Default
(a)
The Agent is not obliged to monitor or enquire as to whether or not a Default has occurred.
The Agent will not be deemed to have knowledge of the occurrence of a Default. However, if the Agent receives notice from a Party referring to this Agreement, describing the Default and stating that the event is a Default or if it has actual knowledge of a Default, it shall promptly notify the Banks.
(b)
The Agent may require the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it will or may incur in taking any proceedings or action arising out of or in connection with any Finance Document before it commences those proceedings or takes that action.
19.8
Exoneration
(a)
Without limiting paragraph (b) below, the Agent will not be liable to any other Party for any action taken or not taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.
(b)
No Party may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind (including gross negligence or wilful misconduct) by that officer, employee or agent in relation to any Finance Document.
19.9
Reliance
The Agent may:
(a)
rely on any notice, representation or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;
(b)
rely on any statement made by a director, Authorised Signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify; and
(c)
engage, pay for and rely on legal or other professional advisers selected by it (including those in the Agent's employment and those representing a Party other than the Agent).
19.10   Credit approval and appraisal
Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Bank confirms that it:
(a)
has made its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this
Agreement and has not relied exclusively on any information provided to it by the Agent or the Arranger in connection with any Finance Document; and
(b)
will continue to make its own independent appraisal of the creditworthiness of the Borrower and its related entities while any amount is or may be outstanding under the Finance
Documents or any Commitment is in force.

19.11   Information
(a)
The Agent shall promptly forward to the person concerned the original or a copy of any document which is delivered to the Agent by a Party for that person.
(b)
The Agent shall promptly supply a Bank with a copy of each document received by the
Agent under Clause 4 (Conditions Precedent), upon the request and at the expense of that
Bank.
(c)
Except where this Agreement specifically provides otherwise, the Agent is not obliged to review or check the accuracy or completeness of any document it forwards to another Party.
(d) Except as provided above, the Agent has no duty:
(i)
either initially or on a continuing basis to provide any Bank with any credit or other information concerning the financial condition or affairs of the Borrower or of its related entities, whether coming into its possession before, on or after the date of this
Agreement; or
(ii)
unless specifically requested to do so by a Bank in accordance with a Finance
Document, to request any certificates or other documents from the Borrower.
19.12   The Agent and the Arranger individually
(a)
If it is also a Bank, each of the Agent and the Arranger has the same rights and powers under this Agreement as any other Bank and may exercise those rights and powers as though it were not the Agent or the Arranger, as the case may be.
(b) Each of the Agent and the Arranger may:
(i) carry on any business with the Borrower or its related entities;
(ii)
act as agent or trustee for, or in relation to any financing involving, the Borrower or its related entities; and
(iii)
retain any profits or remuneration in connection with its activities under this
Agreement or in relation to any of the foregoing.
(c)
In acting as the Agent, the agency division of the Agent will be treated as a separate entity from its other divisions and departments. Any information acquired by the Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Agent may be treated as confidential by the Agent and will not be deemed to be information possessed by the Agent in its capacity as such.
(d)
The Borrower irrevocably authorises the Agent to disclose to the other Finance Parties any information which is received by it in its capacity as the Agent.
(e)
The Agent may deduct from any amount received by it for the Banks pro rata any unpaid fees, costs and expenses of the Agent incurred by it in connection with the Finance
Documents.
19.13   Indemnities
(a)
Without limiting the liability of the Borrower under the Finance Documents, each Bank shall within 3 (three) Business Days from written demand indemnify the Agent for that Bank's proportion of any liability or loss incurred by the Agent in any way relating to or arising out of its acting as the Agent, except to the extent that the liability or loss arises directly from the
Agent's gross negligence or wilful misconduct.
(b)
A Bank's proportion of the liability or loss set out in paragraph (a) above will be the proportion which its participation in the Loans (if any) bears to all the Loans on the date of the demand. However, if there are no Loans outstanding on the date of demand, then the proportion will be the proportion which its Commitment bears to the Total Commitments at the date of demand or, if the Total Commitments have then been cancelled, bore to the Total
Commitments immediately before being cancelled.
19.14   Compliance
(a)
The Agent may refrain from doing anything which might, in its opinion, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation of any jurisdiction.
(b)
Without prejudice to the generality of paragraph (a) above, the Agent may disclose the identity of a Defaulting Bank to the other Finance Parties and the Borrower and shall promptly disclose the same upon the written request of the Borrower or the Majority Banks.
(c)
Without limiting paragraph (a) above, the Agent need not disclose any information relating to the Borrower or any of its related entities if the disclosure might, in the opinion of the
Agent, constitute a breach of any law or regulation or any duty of secrecy or confidentiality or be otherwise actionable at the suit of any person. The Borrower will not impose any duty of secrecy or confidentiality on the Agent (with respect to the Banks) in relation to information provided to the Agent in its capacity as such.
19.15   Replacement of the Agent
(a)
Notwithstanding its irrevocable appointment and after consultation with the Borrower, the
Majority Banks may, by giving 30 (thirty) days' notice to the Agent (or, at any time the
Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Banks)
replace the Agent by appointing a successor Agent.
(b)
The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Banks) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.
(c)
The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Banks to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 19 (and any agency fees for the account of the retiring
Agent shall cease to accrue from (and shall be payable on) that date).
(d)
Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.
19.16   Resignation of the Agent
(a)
Notwithstanding its irrevocable appointment, the Agent may resign by giving notice to the
Banks and the Borrower, in which case the Agent may forthwith appoint one of its Affiliates as successor Agent or, failing that, the Majority Banks may, after consultation with the
Borrower, appoint the Arranger as successor Agent.

(b)
If the appointment of a successor Agent is to be made by the Majority Banks but they have not, within 30 (thirty) days after notice of resignation, appointed a successor Agent which accepts the appointment, the Agent may appoint a successor Agent.
(c)
The resignation of the Agent and the appointment of any successor Agent will both become effective only upon the successor Agent notifying all the Parties that it accepts its appointment. On giving the notification, the successor Agent will succeed to the position of the Agent and the term Agent will mean the successor Agent.
(d)
The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as the Agent under this Agreement.
(e)
Upon its resignation becoming effective, this Clause 19 shall continue to benefit the retiring
Agent in respect of any action taken or not taken by it under or in connection with the
Finance Documents while it was the Agent, and, subject to paragraph (d) above, it shall have no further obligations under any Finance Document.
(f)
The Majority Banks may, by notice to the Agent, require it to resign in accordance with paragraph (a) above. In this event, the Agent shall resign in accordance with paragraph (a)
above but it shall not be entitled to appoint one of its Affiliates as successor Agent.
(g)
The Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (b)
above) if on or after the date which is 3 (three) months before the earliest FATCA
Application Date relating to any payment to the Agent under the Finance Documents:
(i)
the Agent fails to respond to a request under Clause 11.3(a) (U.S. Tax Forms) and the Borrower or a Bank reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on, or at any time at which any amount is or may be outstanding under the Finance Documents after, that FATCA Application
Date;
(ii)
the information supplied by the Agent pursuant to Clause 11.3(a) (U.S. Tax Forms)
indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt
Party on, or at any time at which any amount is or may be outstanding under the
Finance Documents after, that FATCA Application Date; or
(iii)
the Agent notifies the Borrower and the Banks that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on, or at any time at which any amount is or may be outstanding under the Finance Documents after, that FATCA
Application Date,
and (in each case) the Borrower or a Bank believes that a Party may be required to make a
FATCA Withholding that would not be required if the Agent were a FATCA Exempt Party, and the Borrower or that Bank, by notice to the Agent, requires it to resign.
19.17   Confidentiality
(a)
In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)
If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.
19.18   Banks
(a)
The Agent may treat each Bank as a Bank, entitled to payments under this Agreement and as acting through its Facility Office(s) until it has received not less than 5 (five) Business Days'
prior notice from that Bank to the contrary.
(b)
The Agent may at any time, and shall if requested to do so by the Majority Banks, convene a meeting of the Banks.
19.19   Extraordinary management time and resources
The Borrower shall forthwith on demand pay the Agent for the reasonable cost of utilising its management time or other resources in connection with:
(a)
any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of the Borrower and relating to a Finance Document or a document referred to in any Finance Document;
(b) the occurrence of a Default; or
(c) the proper enforcement of, or the preservation of any rights under, any Finance Document.
Any amount payable to the Agent under this Clause will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Borrower, and is in addition to any fee paid or payable to the Agent under Clause 20 (Fees).
19.20   Know your customer
(a)
Nothing in this Agreement shall oblige the Agent or the Arranger to satisfy any know your customer requirements in relation to the identity of any person on behalf of any Finance
Party.
(b)
Each Finance Party confirms to the Agent and the Arranger that it is solely responsible for any know your customer requirements it is required to carry out and that it may not rely on any statement in relation to those requirements made by any other person.
20.
FEES
20.1
Structuring and Participation fees
The Borrower shall pay to the Agent, on the earlier of the first Drawdown Date and 30 (thirty) days from the date of this Agreement, the structuring and participation fees in the amounts agreed in the
Arranger Fee Letter. These fees shall be distributed by the Agent to the Arranger and the Banks in accordance with the arrangements agreed by them with the Agent prior to the date of this
Agreement.
20.2
Agent's fee
The Borrower shall pay to the Agent for its own account an agency fee in the amount and at the times agreed in the Agent's Fee Letter.

20.3
Commitment fee
(a)
Subject to paragraph (c) below, the Borrower shall pay a commitment fee computed at the rate of 0.60% (zero point six zero per cent.) (including VAT) on the undrawn, uncancelled amount of each Bank's Commitment during the Commitment Period.
(b)
Accrued commitment fee is payable quarterly in arrear until the Final Maturity Date.
Accrued commitment fee is also payable to the Agent for a Bank on the date that Bank's
Commitment is cancelled in full.
(c)
No commitment fee is payable to the Agent (for the account of a Bank) on the undrawn
Commitment of that Bank for:
(i)
the period from the date of this Agreement to and including the date falling
7 (seven) Business Days after the date of this Agreement; and
(ii) any day on which that Bank is a Defaulting Bank.
20.4
Utilisation fee
(a)
The Borrower shall pay to the Agent for the account of a Bank a utilisation fee computed at the rate of:
(i)
for each day on which the aggregate amount of the Loans then outstanding is less than one third of the Total Commitments, 0.15% (zero point one five per cent.) per annum;
(ii)
for each day on which the aggregate amount of the Loans then outstanding equals or exceeds one third of the Total Commitments but is less than two thirds of the Total
Commitments, 0.30% (zero point three zero per cent.) per annum; and
(iii)
for each day on which the amount of the Loans then outstanding equals or exceeds two thirds of the Total Commitments, 0.45% (zero point four five per cent.) per annum,
on the amount of that Bank's participation in the Loans.
(b)
Accrued utilisation fee is payable quarterly in arrear until the Final Maturity Date. Accrued utilisation fee is also payable to the Agent for the account of a Bank on the date that Bank's
Commitment is cancelled in full.
20.5
VAT
(a)
All amounts set out or expressed to be payable under a Finance Document by any Party to a
Finance Party which (in whole or in part) constitute the consideration for any supply for
VAT purposes are deemed to be exclusive of any VAT which is or becomes chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document and the Finance
Party is required to account for the VAT, that Party must pay to the Finance Party (in addition to the consideration for such supply) an amount equal to the amount of the VAT
(and such Finance Party shall promptly provide an appropriate VAT invoice).
(b)
If VAT is or becomes chargeable on any supply made by any Finance Party (the Supplier)
to any other Finance Party (the Recipient) under a Finance Document, and any Party other than the Recipient (the Relevant Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):
(i)
(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The
Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and
(ii)
(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the
Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that
VAT.
(c)
Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party must also at the same time reimburse and indemnify (as the case may be) the Finance Party against all VAT incurred by the Finance Party in respect of such costs or expenses but only to the extent that the Finance Party (reasonably)
determines that neither it nor any member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the
VAT.
(d)
If VAT is chargeable on any supply made by a Finance Party to any Party under a Finance
Document, the Finance Party shall issue an invoice compliant with the Value Added Tax
Act, 1991 (Act No. 89 of 1991), and if reasonably requested by the Finance Party, the Party must promptly give the Finance Party details of its VAT registration number and any other information as is reasonably requested in connection with the Finance Party's reporting requirements for the supply.
21.
EXPENSES
21.1
Initial and special costs
The Borrower shall, within 5 (five) Business Days of notice by the Agent to the Borrower, pay the
Agent and the Arranger the amount of all reasonable costs and expenses (including legal fees)
incurred by any of them in connection with:
(a) the negotiation, preparation, printing and execution of:
(i) this Agreement and any other documents referred to in this Agreement; and
(ii)
any other Finance Document (other than a Transfer Certificate) executed after the date of this Agreement; and
(b)
any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of the Borrower and relating to a Finance Document or a document referred to in any Finance Document.

21.2
Enforcement costs
The Borrower shall, within 5 (five) Business Days of notice by the Agent to the Borrower, pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with the enforcement of, or the preservation of any rights under, any Finance
Document.
22.
STAMP DUTIES
The Borrower shall pay, and within 5 (five) Business Days of notice by the Agent to the Borrower indemnify each Finance Party against any liability it incurs in respect of, any stamp, registration and similar tax which is or becomes payable in connection with the entry into, performance or enforcement of any Finance Document, except for any such tax payable in connection with the entry into of a Transfer Certificate.
23.
INDEMNITIES
23.1
Currency indemnity
(a)
If a Finance Party receives an amount in respect of the Borrower's liability under the Finance
Documents or if that liability is converted into a claim, proof, judgment or order in a currency other than the currency (the contractual currency) in which the amount is expressed to be payable under the relevant Finance Document:
(i)
the Borrower shall indemnify that Finance Party as an independent obligation against any loss or liability arising out of or as a result of the conversion;
(ii)
if the amount received by that Finance Party, when converted into the contractual currency at a market rate in the usual course of its business is less than the amount owed in the contractual currency, the Borrower shall forthwith on demand pay to that Finance Party an amount in the contractual currency equal to the deficit; and
(iii)
the Borrower shall forthwith on demand pay to the Finance Party concerned any exchange costs and taxes payable in connection with any such conversion.
(b)
The Borrower waives any right it may have in any jurisdiction to pay any amount under the
Finance Documents in a currency other than that in which it is expressed to be payable.
23.2
Other indemnities
(a)
The Borrower shall forthwith on demand indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of:
(i) the occurrence of any Default;
(ii)
any failure by the Borrower, any member of the Group or any of their respective
Affiliates to comply, in all material respects, with Money Laundering Laws and
Sanctions;
(iii)
the operation of Clause 18.15 (Acceleration);
(iv)
any payment of principal or an overdue amount being received from any source otherwise than on the last day of a relevant Interest Period or Designated Interest
Period (as defined in Clause 9.3 (Default interest)) relative to the amount so received; or

(v)
a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment or (other than by reason of negligence or default by that Finance Party)
a Loan not being made after the Borrower has delivered a Request.
The Borrower's liability in each case includes any loss of margin or other loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any
Finance Document, any amount repaid or prepaid or any Loan.
(b)
Each Bank shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of loss or liability referred to in paragraphs (a)(iv) and (v)
above for any Interest Period in which such loss or liability accrued.
24.
EVIDENCE AND CALCULATIONS
24.1
Accounts
Accounts maintained by a Finance Party in connection with this Agreement are prima facie evidence of the matters to which they relate.
24.2
Certificates and determinations
Any certification or determination by a Finance Party of a rate or amount under the Finance
Documents is prima facie evidence of the matters to which it relates.
24.3
Calculations
Interest and Commitment fees accrue from day to day and are calculated on the basis of the actual number of days elapsed and a year of 360 days.
25.
AMENDMENTS AND WAIVERS
25.1
Procedure
(a)
Subject to Clause 25.2 (Exceptions), any term of the Finance Documents may be amended or waived with the agreement of the Borrower and the Majority Banks. The Agent may effect, on behalf of any Finance Party, an amendment or waiver permitted under this Clause.
(b)
The Agent shall promptly notify the other Parties of any amendment or waiver effected under paragraph (a) above, and any such amendment or waiver shall be binding on all the
Parties.
25.2
Exceptions
(a) An amendment or waiver which relates to:
(i)
the definition of Majority Banks in Clause 1.1 (Definitions);
(ii)
an extension of the date for, or a decrease in an amount or a change in the currency of, any payment to a Bank under the Finance Documents (including the Margin);
(iii)
an increase or extension in a Bank's Commitment (other than in accordance with
Clause 2.2 (Increase)) or any requirements that a cancellation of Commitments reduces the Commitments of the Banks rateably;
(iv) a change to the identity of the Borrower;

(v) a term of a Finance Document which expressly requires the consent of each Bank; or
(vi)
Clause 2.3 (Nature of a Finance Party's rights and obligations), Clause 2.4 (Nature of the Borrower's obligations, Clause 29 (Pro Rata Sharing) or this Clause 25, may not, subject to Clause 25.4 (Disenfranchisement of Defaulting Banks) and Clause 25.5
(Excluded participations), be effected without the consent of each Bank.
(b)
An amendment or waiver which affects the rights and/or obligations of the Agent may not be effected without the agreement of the Agent.
25.3
Waivers and remedies cumulative
The rights and remedies of each Finance Party under the Finance Documents:
(a)
may be exercised as often as necessary and no single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy;
(b) are cumulative and not exclusive of its rights under the general law; and
(c) may be waived only in writing and specifically.
Delay in exercising or non-exercise of any such right or remedy of a Finance Party is not a waiver of that right or remedy and does not constitute an election to affirm any of the Finance Documents. No election to affirm any of the Finance Documents on the part of any Finance Party shall be effective unless it is in writing.
25.4
Disenfranchisement of Defaulting Banks
(a)
For so long as a Defaulting Bank has any undrawn Commitment, in ascertaining the
Majority Banks or whether any given percentage (including, without limitation, unanimity)
of the Total Commitments has been obtained in relation to any request for a consent, waiver, amendment or other vote under the Finance Documents:
(i)
that Defaulting Bank's Commitments will be reduced by the amount of its undrawn
Commitment; and
(ii)
the Defaulting Bank will not be counted as a Bank for the purposes of Clause 25.2
(Exceptions) if it has no participation in any outstanding Loans.
(b)
For the purposes of this Clause 25.4, the Agent may assume that the following Banks are
Defaulting Banks:
(i) any Bank which has notified the Agent that it has become a Defaulting Bank; or
(ii)
any Bank in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of "Defaulting Bank" has occurred,
unless it has received notice to the contrary from the Bank concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Bank has ceased to be a Defaulting Bank.

25.5
Excluded participations
If any Defaulting Bank fails to respond to a request for a consent, waiver, amendment or other vote under the Finance Documents within 10 (ten) Business Days (or any longer period stipulated by the
Agent with the agreement of the Borrower in relation to that request) of that request being made:
(a)
its participation in all outstanding Loans shall not be included for the purpose of calculating the aggregate amount of all Loans then outstanding when ascertaining whether any relevant percentage of the aggregate amount of all Loans then outstanding has been obtained to approve that request; and
(b)
it will not count as a Bank for the purposes of Clause 25.2 (Exceptions).
25.6
Replacement of a Defaulting Bank
(a)
The Borrower may, at any time a Bank has become and continues to be a Defaulting Bank, by giving 5 (five) Business Days' prior written notice to the Agent and such Bank:
(i)
replace such Bank by requiring such Bank to (and such Bank shall) transfer pursuant to Clause 26 (Changes to Parties) all (and not part only) of its rights and obligations under this Agreement; or
(ii)
require such Bank to (and such Bank shall) transfer pursuant to Clause 26 (Changes to Parties) all (and not part only) of the undrawn Commitment of the Bank, to a Bank, other bank or financial institution (a Replacement Bank) selected by the
Borrower, and which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Bank (including the assumption of the transferring Bank's participations or unfunded participations (as the case may be) on the same basis as the transferring Bank) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest, amounts payable under paragraph (a)(iv) of
Clause 23.2 (Other indemnities) and other amounts payable in relation thereto under the
Finance Documents.
(b)
Any transfer of rights and obligations of a Defaulting Bank pursuant to this Clause shall be subject to the following conditions:
(i) the Borrower shall have no right to replace the Agent;
(ii)
neither the Agent nor the Defaulting Bank shall have any obligation to the Borrower to find a Replacement Bank;
(iii)
the transfer must take place no later than 20 (twenty) Business Days after the notice referred to in paragraph (a) above; and
(iv)
in no event shall the Defaulting Bank be required to pay or surrender to the
Replacement Bank any of the fees received by the Defaulting Bank pursuant to the
Finance Documents.
26.
CHANGES TO THE PARTIES
26.1
Transfers by the Borrower
The Borrower may not assign, transfer, novate or dispose of any of, or any interest in, its rights and/or obligations under the Finance Documents.

26.2
Cessions and delegations by the Banks
Subject to this Clause 26, a Bank (the Existing Bank) may cede and/or delegate (a Transfer) any or all of its rights and/or obligations under this Agreement and/or under any other Finance Document to another bank or financial institution listed in Schedule 11 (a Permitted Transferee). The Borrower consents to any splitting of claims which may arise as a result of a Transfer permitted by this
Agreement.
26.3
Conditions of Transfer
(a)
The consent of the Borrower is not required for a Transfer by an Existing Bank to any
Permitted Transferee. The consent of the Borrower is required for a Transfer to any other prospective transferee.
(b)
Where the consent of the Borrower to a Transfer is required in terms of paragraph (a) of this clause, that consent must not be unreasonably withheld or delayed. The Borrower will be deemed to have given its consent 5 (five) Business Days after the Existing Bank has requested it unless consent is expressly refused by the Borrower within that time.
(c)
A Transfer will only be effective if the procedure set out in Clause 26.5 (Procedure for transfer) is complied with.
(d) If:
(i)
a Bank Transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and
(ii)
as a result of circumstances existing at the date the Transfer or change occurs, the
Borrower would be obliged to make a payment to the Permitted Transferee or Bank acting through its new Facility Office under Clause 11 (Taxes) or Clause 13
(Increased Costs),
then the Permitted Transferee or Bank acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Bank or Bank acting through its new Facility Office would have been if the Transfer or change had not occurred. This paragraph (d) shall not apply in respect of a Transfer made in the ordinary course of the primary syndication of the Facilities.
(e)
Each Permitted Transferee, by executing the relevant Transfer Certificate confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Bank or Banks in accordance with this Agreement on or prior to the date on which the Transfer becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Bank would have been had it remained a Bank.
26.4
Limitation of responsibility of Existing Banks
(a)
Unless expressly agreed to the contrary, an Existing Bank makes no representation or warranty and assumes no responsibility to a Permitted Transferee for:
(i)
the legality, validity, effectiveness, adequacy or enforceability of the Finance
Documents or any other documents;
(ii) the financial condition of the Borrower;
(iii)
the performance and observance by the Borrower of its obligations under the
Finance Documents or any other documents; or

(iv)
the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,
and any representations or warranties implied by law are excluded.
(b)
Each Permitted Transferee confirms to the Existing Bank and the other Finance Parties that it:
(i)
has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Bank in connection with any Finance Document; and
(ii)
will continue to make its own independent appraisal of the creditworthiness of the
Borrower and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.
(a) Nothing in any Finance Document obliges an Existing Bank to:
(iii)
accept a re-Transfer from a Permitted Transferee of any of the rights and obligations
Transferred under this Clause 26; or
(iv)
support any losses directly or indirectly incurred by the Permitted Transferee by reason of the non-performance by the Borrower of its obligations under the Finance
Documents or otherwise.
26.5
Procedure for transfer
(a)
Subject to the conditions set out in Clause 26 (Changes to Parties) a Transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed
Transfer Certificate delivered to it by the Existing Bank and the Permitted Transferee. The
Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.
(b)
The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the
Existing Bank and the Permitted Transferee once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations that apply to it (if any) in relation to the transfer to such Permitted Transferee.
(c) On the Transfer Date:
(i)
the Transfer shall take effect under the Finance Documents so that the rights and/or obligations which are the subject of the Transfer shall be ceded and delegated by the
Existing Bank to the Permitted Transferee (being the Transferred Rights and
Obligations);
(ii)
the Borrower shall perform their obligations and exercise their rights in relation to the Transferred Rights and Obligations in favour of or against the Permitted
Transferee, as the case may be;
(iii)
the Agent, the Arranger, the new Bank and other Banks shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the Permitted Transferee been the Original Bank with the rights and/or obligations comprising the Transferred Rights and Obligations;

(iv)
the Existing Bank shall be released from further obligations to each other Bank under the Finance Documents to the extent of the Transferred Rights and
Obligations; and
(v)
the Permitted Transferee shall become a Party as a Bank.
26.6
Copy of Transfer Certificate to Borrower
The Agent shall send to the Borrower a copy of each Transfer Certificate executed by it in accordance with Clause (a) (Procedure for transfer) as soon as reasonably practicable after it has executed any such Transfer Certificate.
26.7
Pro rata interest settlement
If the Agent has notified the Banks that it is able to distribute interest payments on a pro rata basis to
Existing Banks and Permitted Transferees then (in respect of any transfer pursuant to Clause 26
(Changes to Parties) the Transfer Date of which is after the date of such notification and is not on the last day of an Interest Period):
(a)
any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Bank up to but excluding the Transfer Date (Accrued Amounts) and shall become due and payable to the Existing Bank (without further interest accruing on them) on the last day of the current
Interest Period; and
(b)
the rights assigned or transferred by the Existing Bank will not include the right to the
Accrued Amounts so that, for the avoidance of doubt:
(i)
when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Bank; and
(ii)
the amount payable to the Permitted Transferee on that date will be the amount which would, but for the application of this Clause 26 have been payable to it on that date, but after deduction of the Accrued Amounts.
26.8
Affiliates of Banks
(a) Each Bank may fulfil its obligations in respect of any Loan through an Affiliate if:
(i)
the relevant Affiliate is specified in this Agreement as a Bank or becomes a Bank by means of a Transfer Certificate or an Increase Confirmation in accordance with this
Agreement; and
(ii)
the Loans in which that Affiliate will participate are specified in this Agreement or in a notice given by that Bank to the Agent and the Borrower.
In this event, the Bank and the Affiliate will participate in Loans in the manner provided for in subparagraph (ii) above.
(b)
If paragraph (a) above applies, the Bank and its Affiliate will be treated as having a single
Commitment and a single vote, but, for all other purposes, will be treated as separate Banks.

26.9
Reference Banks
If a Reference Bank (or, if a Reference Bank is not a Bank, the Bank of which it is an Affiliate)
ceases to be a Bank, the Agent shall (with the consent of the Borrower) appoint another Bank or an
Affiliate of a Bank to replace that Reference Bank.
26.10   Security over Bank's rights
In addition to the other rights provided to Banks under this Clause 26, each Bank may, without consulting with or obtaining consent from the Borrower, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Bank including, without limitation any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank except that no such charge, assignment or Security Interest shall:
(a)
release a Bank from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security Interest for the Bank as a party to any of the Finance Documents; or
(b)
require any payments to be made by the Borrower or grant to any person any more extensive rights that those required to be made or granted to the relevant Bank under the Finance
Documents.
26.11   Register
The Agent, acting solely for this purpose as the agent of the Borrower, shall keep a register of the names and addresses of each Bank and the Commitment of, and the principal amount owing to, each
Bank from time to time (the Register). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agent and the Banks shall treat each person whose name is recorded in the Register as a Bank hereunder for all purposes of this
Agreement. The Register shall be available for inspection by the Borrower or any Agent or any
Bank at any reasonable time and from time to time upon reasonable prior notice.
27.
DISCLOSURE OF INFORMATION
(a) In this Clause:
Permitted Parties means a Bank and any of its Affiliates.
(b)
A Bank may disclose a copy of any Finance Document (and any information which that
Bank has acquired under or in connection with any Finance Document) to:
(i) its Affiliates;
(ii)
any person with whom it is proposing to enter, or has entered into, any kind of transfer, participation or other agreement in relation to this Agreement;
(iii)
any person to whom or for whose benefit that Bank charges, assigns or otherwise creates a Security Interest (or may do) pursuant to Clause 26.10 (Security over
Bank's rights);
(iv)
professional advisers and service providers of the Permitted Parties who are under a duty of confidentiality to the Permitted Parties;
(v)
any ratings agency, insurer or insurance broker of the Permitted Parties, or direct or indirect provider of credit protection to any Permitted Party; or

(vi)
any court or tribunal or regulatory, supervisory, governmental or quasi-
governmental authority with jurisdiction over the Permitted Parties.
(c)
Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more of the Borrower the following information:
(i) name of the Borrower;
(ii) country of domicile of the Borrower;
(iii) place of incorporation of the Borrower;
(iv) date of this Agreement;
(v) the names of the Agent and the Arranger;
(vi) date of each amendment and restatement of this Agreement;
(vii) amount of Total Commitments;
(viii) currency of the Facility;
(ix) type of Facility (i.e. that it is a revolving credit facility);
(x) Final Maturity Date of the Facility;
(xi)
changes to any of the information previously supplied pursuant to paragraphs (i) to
(x) above; and
(xii) such other information agreed between such Finance Party and the Borrower, to enable such numbering service provider to provide its usual syndicated loan numbering identification services.
(d)
The Parties acknowledge and agree that each identification number assigned to this
Agreement, the Facility and/or the Borrower by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.
(e)
The Borrower represents that none of the information set out in paragraphs (i) to (v) and
(vii) to (x) of paragraph (c) above is, nor will at any time be unpublished price-sensitive information.
(f) The Agent shall notify the Borrower and other Finance Parties of:
(i)
the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or the Borrower; and
(ii)
the number or, as the case may be, the numbers assigned to this Agreement, the
Facility and/or the Borrower by such numbering service provider.
28.
SET-OFF
A Finance Party may set off any matured obligation owed by the Borrower under the Finance
Documents (to the extent beneficially owned by that Finance Party) against any obligation (whether or not matured) owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the
Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the
Finance Party may set off in an amount estimated by it in good faith to be the amount of that obligation.
29.
PRO RATA SHARING
29.1
Redistribution
If any amount owing by the Borrower under the Finance Documents to a Finance Party (the recovering Finance Party) is discharged by payment, set-off or any other manner other than through the Agent in accordance with Clause 10 (Payments) (a recovery), then:
(a)
the recovering Finance Party shall, within 3 (three) Business Days, notify details of the recovery to the Agent;
(b)
the Agent shall determine whether the recovery is in excess of the amount which the recovering Finance Party would have received had the recovery been received by the Agent and distributed in accordance with Clause 10 (Payments);
(c)
subject to Clause 29.3 (Exceptions), the recovering Finance Party shall, within three
Business Days of demand by the Agent, pay to the Agent an amount (the redistribution)
equal to the excess;
(d)
the Agent shall treat the redistribution as if it were a payment by the Borrower under Clause
10 (Payments) and shall pay the redistribution to the Finance Parties (other than the recovering Finance Party) in accordance with Clause 10.7 (Partial payments); and
(e)
after payment of the full redistribution, the recovering Finance Party will be subrogated to the portion of the claims paid under paragraph (d) above and the Borrower will owe the recovering Finance Party a debt which is equal to the redistribution, immediately payable and of the type originally discharged.
29.2
Reversal of redistribution
If under Clause 29.1 (Redistribution):
(a)
a recovering Finance Party must subsequently return a recovery, or an amount measured by reference to a recovery, to the Borrower; and
(b) the recovering Finance Party has paid a redistribution in relation to that recovery, each Finance Party shall, within 3 (three) Business Days of demand by the recovering Finance Party through the Agent, reimburse the recovering Finance Party all or the appropriate portion of the redistribution paid to that Finance Party together with interest on the amount to be returned to the recovering Finance Party for the period whilst it held the re-distribution. Thereupon, the subrogation in Clause 29.1(e) (Redistribution) will operate in reverse to the extent of the reimbursement.
29.3
Exceptions
(a)
A recovering Finance Party need not pay a redistribution to the extent that it would not, after the payment, have a valid claim against the Borrower in the amount of the redistribution pursuant to Clause 29.1(e) (Redistribution).

(b)
A recovering Finance Party is not obliged to share with any other Finance Party any amount which the recovering Finance Party has received or recovered as a result of taking legal proceedings, if the other Finance Party had an opportunity to participate in those legal proceedings but did not do so or did not take separate legal proceedings.
30.
SEVERABILITY
If a provision of any Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:
(a)
the validity or enforceability in that jurisdiction of any other provision of the Finance
Documents; or
(b)
the validity or enforceability in other jurisdictions of that or any other provision of the
Finance Documents.
31.
COUNTERPARTS
Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.
32.
NOTICES
32.1
Giving of notices
All notices or other communications under or in connection with the Finance Documents shall be given in writing and, unless otherwise stated, may be made by letter, facsimile or e-mail. Any such notice will be deemed to be given as follows:
(a) if by letter, when delivered personally or on actual receipt; and
(b) if by facsimile or e-mail, when received in legible form.
However, a notice given in accordance with the above but received on a non Business Day or after
Business Hours in the place of receipt will only be deemed to be given on the next Business Day in that place.
32.2
Electronic communication
(a)
Any communication between any two Parties under or in connection with the Finance
Documents may be made by e-mail or other electronic means, to the extent that those two
Parties:
(i) agree and such agreement is not revoked by either Party;
(ii)
notify each other in writing of their e-mail address and/or any other information required to enable the sending and receipt of information by electronic means; and
(iii)
notify each other of any change to the address or information referred to in subparagraph (ii) above.
(b)
Any electronic communication made between those two Parties under paragraph (a) above will only be effective when received in legible form and, in the case of any electronic communication made by a Party to the Agent only, if it is addressed in accordance with the
Agent instructions.

32.3
Addresses for notices
(a)
The address and facsimile number of each Party (other than the Borrower and the Agent) for all notices under or in connection with this Agreement are:
(i)
those notified by that Party for this purpose to the Agent on or before the date it becomes a Party; or
(ii)
any other notified by that Party for this purpose to the Agent by not less than 5 (five)
Business Days' notice.
(b) The address, telephone and facsimile numbers of the Borrower are:
Address: 76 Rahima Moosa Street
Newtown
Johannesburg
2001
Fax: +2786 678 9333
Telephone: +2711 637 6285
E-mail:
rhayes@anglogoldashanti.com / JaLeRoux@AngloGoldAshanti.com
For the attention of: Rob Hayes
or such other as the Borrower may notify to the Agent by not less than 5 (five) Business Days'
notice.
(c) The address, telephone and facsimile numbers of the Agent are:
Address:
30 Baker Street
Rosebank
Johannesburg
2196
South Africa
E-mail: agencysbsa@standardbank.co.za
For the attention of: Head of Agency
with a copy to:
The Standard Bank of South Africa Limited
3
rd
Floor East Wing
30 Baker Street
Rosebank
Johannesburg
2196
South Africa
E-mail:
Paul.Ronquest@standardbank.co.za
MEITMU@standardbank.co.za
Aletta.Venter@standardbank.co.za
For the attention of: Head, Mining and Metals
or such other as the Agent may notify to the other Parties by not less than 5 (five) Business Days'
notice.
(d)
The Agent shall, promptly upon request from any Party, give to that Party the address or facsimile number of any other Party applicable at the time for the purposes of this Clause 32.

32.4
Communication when Agent is Impaired Agent
If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired
Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.
33.
LANGUAGE
(a) Any notice given under or in connection with any Finance Document shall be in English.
(b) All other documents provided under or in connection with any Finance Document shall be:
(i) in English; or
(ii)
if not in English, accompanied by a certified English translation and, in this case, the
English translation shall prevail unless the document is a statutory or other official document.
34.
JURISDICTION
34.1
Submission
For the benefit of each Finance Party, the Borrower agrees that the High Court of South Africa,
Gauteng Local Division, Johannesburg (or any successor to that division) has jurisdiction to settle any disputes in connection with any Finance Document and accordingly submits to the jurisdiction of such court.
34.2
Forum convenience and enforcement abroad
The Borrower:
(a)
waives any objection to the jurisdiction of the High Court of South Africa, Gauteng Local
Division, Johannesburg (or any successor to that division) on grounds of inconvenient forum or otherwise as regards proceedings in connection with a Finance Document; and
(b)
agrees that a judgment or order of the High Court of South Africa, Gauteng Local Division,
Johannesburg (or any successor to that division) in connection with a Finance Document is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
34.3
Non-exclusivity
Nothing in this Clause 34 limits the right of a Finance Party to bring proceedings against the
Borrower in connection with any Finance Document:
(a) in any other court of competent jurisdiction; or
(b) concurrently in more than one jurisdiction.

35.
WAIVER OF IMMUNITY
The Borrower irrevocably and unconditionally:
(a)
agrees that if a Finance Party brings proceedings against it or its assets in relation to a
Finance Document, no immunity from those proceedings (including, without limitation, suit, attachment prior to judgment, other attachment, the obtaining of judgment, execution or other enforcement) will be claimed by or on behalf of itself or with respect to its assets;
(b)
waives any such right of immunity which it or its assets now has or may subsequently acquire; and
(c)
consents generally in respect of any such proceedings to the giving of any relief or the issue of any process in connection with those proceedings, including, without limitation, the making, enforcement or execution against any assets whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in those proceedings.
36.
INTEGRATION
The Finance Documents contain the complete agreement between the Parties on the matters to which they relate and supersede all prior commitments, agreements and understandings, whether written or oral, on those matters.
37.
GOVERNING LAW
This Agreement and any non-contractual obligations arising out of or in connection with it are governed by South African law.
THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

Schedule 1
BANKS AND COMMITMENTS
Banks
Commitment
(ZAR)
The Standard Bank of South Africa Limited (acting through its Corporate and
Investment Banking division)
1,000,000,000
Total Commitments
1,000,000,000

Schedule 2
CONDITIONS PRECEDENT DOCUMENTS
1. A copy of the constitutional documents of the Borrower.
2. A certified copy of a resolution of the board of directors of the Borrower:
(a) approving the terms of, and the transactions contemplated by, this Agreement; and
(b) authorising a specified person or persons to execute this Agreement on its behalf.
3.
A specimen of the signature of each person authorised to sign this Agreement on behalf of the
Borrower and to sign and/or despatch all documents and notices to be signed and/or despatched by the Borrower under or in connection with this Agreement.
4. A list of current Material Subsidiaries.
5.
A copy of the Original Group Accounts, the audited consolidated accounts of the Group for the year ended 31 December 2016 and a copy of the consolidated half-year financial statements of the
Borrower as at 30 June 2017.
6.
A copy of any other authorisation or other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, any Finance Document or for the validity and enforceability of any Finance Document, and of which the Borrower has been notified at least 5
(five) Business Days prior to the date of this Agreement.
7.
A certificate confirming that the Borrower is not in breach of the financial covenant as set out in clause 17.18.
8. An original of each Fee Letter, duly executed by all parties thereto.
9.
Evidence that all fees and expenses remaining due and payable immediately prior to the first Request from the Borrower under the Finance Documents have been or will be paid on or before the first
Drawdown Date.
10. A certificate of an Authorised Signatory of the Borrower:
(a)
confirming that borrowing the Total Commitments would not cause any borrowing limit binding on the Borrower to be exceeded;
(b)
certifying that each copy document delivered under this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.
11. A copy of the current structure chart of the Group.
12.
Evidence that all documentation and other information required by regulatory authorities under applicable "know your customer" or similar identification procedures under applicable laws and regulations (including the Financial Intelligence Centre Act, 2001), to the extent requested prior to the date of this Agreement, has been received in relation to the Borrower in form and substance satisfactory to the Agent.

13.
A legal opinion of Allen & Overy (South Africa) LLP, legal advisers to the Borrower, addressed to the Finance Parties, in respect of the power, capacity and authority of the Borrower to enter into the
Finance Documents.
14.
A legal opinion of Bowman Gilfillan Incorporated, legal advisor to the Agent, addressed to the
Finance Parties in respect of, inter alia, the enforceability of this Agreement.

Schedule 3
CALCULATION OF THE MANDATORY COSTS
1.
General
(a)
The Mandatory Cost is to compensate a Bank for the cost of compliance with the requirements of the
South African Reserve Bank.
(b) The Mandatory Cost is expressed as a percentage rate per annum.
(c)
The Mandatory Cost is the weighted average (weighted in proportion to the percentage share of each
Bank in the relevant Loan) of the rates for the Banks calculated by the Agent in accordance with this
Schedule on the first day of an Interest Period (or as soon as possible after then).
(d)
The Agent must distribute each amount of Mandatory Cost among the Banks on the basis of the rate for each Bank or Reference Bank.
(e)
Any determination by the Agent pursuant to this Schedule will be, in the absence of manifest error, conclusive and binding on all the Parties.
2.
For a Bank lending from a Facility Office in South Africa
(a)
The relevant rate for a Bank lending from a Facility Office in South Africa is the percentage rate per annum notified by that Bank to the Agent. This percentage rate per annum must be certified by that
Bank in its notice to the Agent as its reasonable determination of the cost (expressed as a percentage of that Bank's share in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the South African Reserve Bank (as applicable) in respect of Loans made from that Facility Office.
(b)
If a Bank fails to specify a rate under paragraph (a) above, the Agent will assume that the Bank has not incurred any such cost.
3.
Changes
(a)
The Agent may, after consultation with the Borrower and the Banks, determine and notify all the
Parties of any amendment to this Schedule 3 which is required to reflect:
(i) any change in law or regulation; or
(ii)
any requirement imposed by the South African Reserve Bank (or, in any case, any successor authority).

Schedule 4
FORM OF REQUEST
To:
The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking division) as Agent
From:   AngloGold Ashanti Limited
Date:    [•]
AngloGold Ashanti Limited – ZAR1,000,000,000 Revolving Credit Facility Agreement dated
03 November 2017
1. We request a Loan as follows:
(a)
Drawdown Date: [•]
(b)
Amount: ZAR [•] ([•] Rand)
(c)
Interest Period: [•]
(d)
Payment instructions: [•].
2.
We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Request.
By:
AngloGold Ashanti Limited
Authorised Signatory

Schedule 5
FORM OF EXTENSION REQUEST
From: AngloGold Ashanti Limited as Borrower
To:
The Standard Bank of South Africa Limited (acting through its Corporate and Investment
Banking division) as Agent
Date:
[•]
Dear Sirs
AngloGold Ashanti Limited – ZAR1,000,000,000 Revolving Credit Facility Agreement dated
03 November 2017 (the Agreement)
1.
We refer to the Agreement. This is the [first/second] Extension Request. Terms defined in the
Agreement have the same meaning in this Extension Request unless given a different meaning in this
Extension Request.
2.
In accordance with clause 5.4 (Extension of the Final Maturity Date) of the Agreement, we hereby request an extension of the Final Maturity Date by a period of 1 (one) year, which extension shall be effective from the date on which the Agent provides written notice of acceptance of the request contained in this Extension Request.
3. This Extension Request is a Finance Document.

For and on behalf of
AngloGold Ashanti Limited
___________________________
Name:
Capacity:
Who warrants his/her authority hereto

Schedule 6
FORM OF TRANSFER CERTIFICATE
To:       [•] as Agent
From:   [The Existing Bank] (the "Existing Bank") and [the new Bank] (the "New Bank")
Dated:
AngloGold Ashanti Limited – ZAR1,000,000,000 Revolving Credit Facility Agreement dated
03 November 2017
1.
We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.
2.
We refer to Clause 26.5 (Procedure for transfer):
(a)
The Existing Bank and the New Bank agree to the Existing Bank transferring to the New
Bank by cession and delegation all or part of the Existing Bank's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 26.5 (Procedure for transfer).
(b)
The proposed Transfer Date is [•].
(c)
The [Facility Office/office]1 and address through which the New Bank will perform its obligations, fax number and attention details for notices of the New Bank for the purposes of
Clause 32.3(Addresses) are set out in the Schedule.
3.
The New Bank expressly acknowledges the limitations on the Existing Bank's obligations set out in paragraph (c) of Clause 26.4 (Limitation of responsibility of Existing Bank).
4.
The New Bank agrees that it shall assume the same obligations towards each other Finance Party under the Finance Documents as if it had been the Original Bank.
5.
This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.
6.
This Transfer Certificate [and any non-contractual obligations arising out of or in connection with it]
[is/are] governed by South African law.
7.
This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer
Certificate.
1
 Delete as applicable.

THE SCHEDULE
Commitment/rights and obligations to be transferred
[insert relevant details]
[[Facility Office/Office],2
address, fax number and attention details for notices and account details for payments,]
[Existing Bank] [New Bank]
By: By:
This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [•].
[Agent]
By:
2
 Delete as applicable.

Schedule 7
BORROWER'S OBLIGATIONS
1.
Reinstatement
(a)
Where any discharge (whether in respect of the obligations of the Borrower or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the other Borrower under this Agreement shall continue as if the discharge or arrangement had not occurred.
(b)
Each Finance Party may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.
2.
Waiver of defences
The obligations of the Borrower under this Agreement will not be affected by an act, omission, matter or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Agreement or prejudice or diminish those obligations in whole or in part, including
(whether or not known to it or any Finance Party):
(a) any time or waiver granted to, or composition with, the Borrower or any other person;
(b)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Borrower or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;
(c)
any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of the Borrower or any other person;
(d)
any variation (however fundamental) or replacement of a Finance Document or any other document or security so that references to that Finance Document in this Agreement shall include each variation or replacement;
(e)
any unenforceability, illegality or invalidity of any obligation of any person under any
Finance Document or any other document or security, to the intent that the Borrower's obligations under this Agreement shall remain in full force, as if there were no unenforceability, illegality or invalidity; or
(f)
any postponement, discharge, reduction, non-provability or other similar circumstance affecting any obligation of the Borrower under a Finance Document resulting from any insolvency, liquidation or dissolution proceedings or from any law, regulation or order so that each such obligation shall for the purposes of the Borrower's obligations under this
Agreement be construed as if there were no such circumstance.
3.
Immediate recourse
The Borrower waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Borrower under the terms of this Agreement.

4.
Appropriations
Until all amounts which may be or become payable by the Borrower under or in connection with the
Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:
(a)
refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Borrower shall be entitled to the benefit of the same; and
(b)
hold in a suspense account any moneys received from the Borrower or on account of the
Borrower's liability under this Agreement, bearing interest at an appropriate rate.
5.
Non-competition
Until all amounts which may be or become payable by the Borrower under or in connection with the
Finance Documents have been irrevocably paid in full, the Borrower shall not, after a claim has been made or by virtue of any payment or performance by it under this Agreement be subrogated to any rights, security or moneys held, received or receivable by any Finance Party (or any trustee or agent on its behalf) or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the Borrower's liability under this Agreement, unless the Agent otherwise directs. The Borrower shall hold in trust for and forthwith pay or transfer to the Agent for the Finance Parties any payment or distribution or benefit of security received by it contrary to this paragraph 5 or as directed by the Agent.

Schedule 8
FORM OF COMPLIANCE CERTIFICATE
To:
The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking division) as Agent
From:    AngloGold Ashanti Limited
Date:    [•]
AngloGold Ashanti Limited – ZAR1,000,000,000 Revolving Loan Facility Agreement dated
03 November 2017 (the Agreement)
1. We refer to the Agreement. This is a Compliance Certificate.
2.
We confirm that as at [relevant testing date] Total Net Financial Indebtedness was [•]; and EBITDA was [•]; therefore, the ratio of Total Net Financial Indebtedness to EBITDA was [•] to 1.
3. We set out below calculations establishing the figures in paragraph 2 above:
[•].
4. [We confirm that the following companies were Material Subsidiaries at [relevant testing date]:
[•].]
5.
We confirm that no Default is outstanding as at [relevant testing date].3
ANGLOGOLD ASHANTI LIMITED
By:
…………………………………. ………………………………….
Name of director Name of director
[insert applicable certification language]
for
[auditors of the Borrower]
3
If this statement cannot be made, the certificate should identify any Default that is outstanding and the steps, if any, being taken to remedy
it.

Schedule 9
FORM OF INCREASE CONFIRMATION
To:
The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking division) as Agent
From:   [•] (the Increase Bank)
Dated:
AngloGold Ashanti Limited– ZAR1,000,000,000 Revolving Loan Facility Agreement dated
03 November 2017 (the Agreement)
1. We refer to the Agreement. This is an Increase Confirmation.
2.
We refer to Clause 2.2 (Increase) of the Agreement.
3.
The Increase Bank agrees to assume and will assume all of the obligations corresponding to the
Commitment specified in the Schedule (the Relevant Commitment) as if it was the Original Bank
under the Agreement.
4.
The proposed date on which the increase in relation to the Increase Bank and the Relevant
Commitment is to take effect (the Increase Date) is [•].
5.
On the Increase Date, the Increase Bank becomes party to the relevant Finance Documents as a
Bank.
6.
The Facility Office and address, fax number and attention details for notices to the Increase Bank for the purposes of Clause 32.3 (Address for notices) of the Agreement are set out in the Schedule.
7.
The Increase Bank expressly acknowledges the limitations on the Banks' obligations referred to in paragraph (e) of Clause 2.2 (Increase) of the Agreement.
8.
This Increase Confirmation may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Increase Confirmation.
9.
This Increase Confirmation and any non-contractual obligations arising out of or in connection with it are governed by South African law.
10.
This Increase Confirmation has been entered into on the date stated at the beginning of this Increase
Confirmation.

THE SCHEDULE
Relevant Commitment/rights and obligations to be assumed by the Increase Bank
[insert relevant details]
[Facility office address, fax number, e-mail address and attention details for notices and account details for payments]
[Increase Bank]
By:
This Increase Confirmation is accepted as an Increase Confirmation for the purposes of the Agreement by the Agent and the Increase Date is confirmed as [•].
Agent
By:

Schedule 10
EXISTING SECURITY
1.
A South African Rand denominated finance lease arrangement with Turbine Square Two (Pty)
Limited securing an amount of ZAR205,447,054 (two hundred and five million four hundred and forty seven thousand and fifty four Rand) as at 30 June 2017.
2.
A Brazilian real denominated finance lease arrangement with CSI Latina Arrendamento Mercantil
S.A. securing an amount of BRL1,906,945 (one million nine hundred and six thousand nine hundred and forty five Brazilian Real) as at 30 September 2017.
3.
A Brazilian real denominated finance lease arrangement with CHG – Meridian do Brasil
Arrendamento Mercantil S/A. securing an amount of BRL5,986,929 (five million nine hundred and eighty six thousand nine hundred and twenty nine Brazilian Real) as at 30 September 2017.
4.
A Brazilian real denominated operating lease arrangement with CHG – Meridian do Brasil
Arrendamento Mercantil S/A. securing an amount of BRL1,990,625 (one million nine hundred and ninety thousand six hundred and twenty five Brazilian Real) as at 30 September 2017.
5.
A Brazilian real denominated finance lease arrangement with HP Financial Services Arrendamento
Mercantil S.A. securing an amount of BRL2,371,684 (two million three hundred and seventy one thousand six hundred and eighty four Brazilian Real) as at 30 September 2017.
6.
A Brazilian real denominated operating lease arrangement with HP Financial Services Arrendamento
Mercantil S.A. securing an amount of BRL374,435 (three hundred and seventy four thousand four hundred and thirty five Brazilian Real) as at 30 September 2017.
7.
A Brazilian real denominated asset based financing arrangement with Brazilian National
Development Bank securing an amount of BRL5,223,253 (five million two hundred and twenty three thousand two hundred and fifty three Brazilian Real) as at 30 September 2017.
8.
A Brazilian real denominated property guarantee arrangement with the Federal & State Revenue
Services securing an amount of BRL37,368,131 (thirty seven million three hundred and sixty eight thousand one hundred and thirty one Brazilian Real) as at 30 September 2017.

Schedule 11
PERMITTED TRANSFEREES
Name of Lender of institution
1. Barclays Bank
2. Citibank N.A., South African Branch
3. Royal Bank of Scotland
4. The Hongkong and Shanghai Banking Corporation Limited Johannesburg Branch
5. The Standard Bank of South Africa Limited
6. Royal Bank of Scotland plc
7. UBS AG
8. Absa Bank Limited
9. The Development Bank of Southern Africa Limited
10. Investec Bank Limited
11. Nedbank Limited
12. Standard Chartered Bank Limited
13. FirstRand Bank Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: March 13, 2018
AngloGold Ashanti Limited
By: /s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance